2001 ANNUAL REPORT


Arctic Ocean
North Pacific Ocean
North Atlantic Ocean
North Pacific Ocean

FOOTWEAR TO EXPLORE THE WORLD

CONTENTS

Financial Highlights and Market Information 1
To Our Stockholders 2
Operating Strategies and Growth Initiatives 6
Management's Discussion and Analysis 18
Five-Year Operating and Financial Summary 25
Consolidated Financial Statements 26
Directors and Executive Officers 43
Corporate Information 44



$665.6
1999
$701.3
2000
$720.1
2001

NET SALES AND OTHER OPERATING INCOME

Company Profile

Wolverine World Wide, Inc. (NYSE: WWW), is a leading global marketer of branded casual, rugged casual, work, outdoor sport and uniform footwear. The Company's portfolio of company-owned and licensed brands includes: Bates Uniform Footwear, CAT Footwear, Coleman Footgear, Harley-Davidson Footwear, Hush Puppies , Stanley Footgear and Wolverine Boots and Shoes. The Company also operates a retail division that promotes Company brands, a world-class tannery that produces Wolverine Performance Leathers™ and an apparel and accessories division to extend the equity of the Company's owned brands into categories beyond footwear.



$1.01
1999[1]
$0.97
2000[2]
$1.07
2001

E.P.S.
(excluding nonrecurring charges)

Operating Highlights for 2001

In 2001, over 36 million pairs of footwear bearing Company trademarks were marketed to consumers in over 150 countries through a network of Company-owned operations and independent distributors and licensees. Additionally, in 2001:



$47
1999
$71
2000
$54
2001

CASH PROVIDED BY OPERATING ACTIVITIES
(in millions)

- **Sales and earnings reached a record $720.1 million and $1.07 per share respectively.**
- **Gross margins improved 160 basis points to 35.7% of sales reflecting the impact of recent factory and sourcing realignment.**
- **Strong positive cash flow was provided by operating activities for a third consecutive year bringing the three year total to over $170 million.**
- **Dividends declared for fiscal 2002 reflect a ninth consecutive year of increased returns to our stockholders.**



2%
REST OF THE WORLD
10%
ASIA
17%
AMERICAS
51%
USA
20%
EUROPE

WHERE OUR BRANDS ARE SOLD
(includes products sold by licensees)

about the cover

From exploring the high country trails of Nepal to trekking the rugged coastline of Maine, Merrell footwear enhances the outdoor experience. This spirit is reflected in the brand's "World" series collection of performance casuals which will incorporate the globally-inspired outsole featured on the cover.

Notes for Graphs

(1) *Excludes the impact of the $14.0 million nonrecurring charge to exit the Company's Russian wholesale footwear operations as discussed in Note 11 to the consolidated financial statements.*

(2) *Excludes the impact of the $45.0 million factory and sourcing realignment and other nonrecurring charges as discussed in Note 11 to the consolidated financial statements.*

Financial Highlights and Market Information

Financial Highlights

	2001	2000	
	As reported	As reported	Excluding Nonrecurring Charges[1]
OPERATING HIGHLIGHTS (in millions)			
Net sales and other operating income	**$720.1**	$701.3	$701.3
Earnings before income taxes	**68.5**	15.0	60.1
Income taxes	**23.3**	4.3	19.6
Net earnings	**45.2**	10.7	40.5
Working capital	**300.3**	271.1	271.1
Cash provided by operating activities	**53.9**	71.0	71.0
Capital expenditures	**11.3**	12.0	12.0
KEY RATIOS			
Gross margin percentage	**35.7%**	31.9%	34.1%
S & A expenses as a percentage of net sales	**25.3%**	28.4%	24.2%
Effective income tax rate	**34.0%**	28.8%	32.6%
Net earnings as a percentage of net sales	**6.3%**	1.5%	5.8%
Return on average equity	**12.9%**	3.2%	11.5%
Return on average assets	**8.7%**	2.0%	7.3%
Revenue per employee (in thousands)[2]	**$156.1**	$143.0	$143.0
PER SHARE OF COMMON STOCK			
Diluted net earnings	**$ 1.07**	$ 0.26	$ 0.97
Cash dividends declared	**.16**	0.14	0.14
CORPORATE STATISTICS			
Shares used for computing diluted earnings per share (in thousands)	**42,449**	41,795	41,795
Number of stockholders of record	**1,811**	1,975	1,975
Number of employees at year-end	**4,614**	4,903	4,903

(1) *Excludes the impact of the $45.0 million factory and sourcing realignment and other nonrecurring charges as discussed in Note 11 to the consolidated financial statements.*

(2) *Based on the number of employees at year-end.*

Market Information

Wolverine World Wide, Inc. common stock is traded on the New York Stock Exchange and Pacific Exchange under the symbol "WWW." The following table shows the high and low sales prices on the New York Stock Exchange and dividends declared by calendar quarter for 2001 and 2000. The number of stockholders of record on March 1, 2002 was 1,811.

	2001		2000	
	High	Low	High	Low
First quarter	**$19.56**	**$12.96**	$13.38	$ 9.00
Second quarter	**18.49**	**13.30**	13.50	10.19
Third quarter	**19.50**	**15.00**	12.69	9.00
Fourth quarter	**16.98**	**12.25**	17.50	8.56

Cash Dividends Declared Per Share	2001	2000
First quarter	**$ .04**	$ .035
Second quarter	**.04**	.035
Third quarter	**.04**	.035
Fourth quarter	**.04**	.035

Dividends of $.045 per share were declared during the first quarter of fiscal 2002.

To Our Stockholders



Timothy J. O'Donovan
CEO and President



Geoffrey B. Bloom
Chairman

2001 Overview

We are pleased to report that net sales and earnings per share reached a record $720.1 million and $1.07, respectively, in 2001. Greatly improved gross margins and lower interest expense contributed to the record earnings. These results were delivered despite the unforeseen changes in economic and retail conditions that prevailed late in the year.

For the first three quarters of the year, sales and earnings outpaced the same period of 2000 (excluding nonrecurring charges) by 7 percent and 21 percent, respectively. These solid results were generated despite signs of an economic slowdown in the U.S. and many other parts of the world. Top line growth during this period was driven primarily by strong net sales from our Harley-Davidson®, Merrell®, Stanley® and Wolverine® brands. Our bottom line benefited from improved gross margins as the Company realized the positive impact of both better pricing and the realignment of our Company-owned factory and contract production operations.

However, following the tragic events of September 11, 2001, the playing field changed dramatically. All of us at Wolverine World Wide remain deeply saddened by the tragedies in New York City, Washington, D.C., and southwestern Pennsylvania, and we extend our sympathies and condolences to those affected. Within days of the attacks, the Wolverine team responded by donating nearly 4,000 pairs of men's and women's steel-toe and safety footwear to support the heroic rescue workers at Ground Zero in New York City. The men and women of Wolverine are honored to have been able to help in this small way.

In the wake of these events, softening consumer confidence and a weakening economy caused many retailers to curtail reorder activity in the fourth quarter of 2001. Even though we closed 2001 in one of the toughest retail environments in recent history, we are proud of our record results.


WOLVERINE
DURASHOCKS

Operational Highlights

Fiscal 2001 was a success on many levels, with a number of our businesses posting record sales and earnings:

- ☐ Wolverine® Boots and Shoes delivered record sales and earnings while solidifying its technology leadership position in the U.S. work boot market with the launch of Wolverine Compressor™ with DuraShocks® technology.
- ☐ Merrell® Performance Footwear continued its rise as one of the strongest global footwear brands by posting a better than 35 percent increase in sales while contributing record returns to the bottom line.
- ☐ Harley-Davidson® Footwear extended its growth streak to a third consecutive year with sales gains exceeding 2000 levels by more than 14 percent, driving profits to record levels.
- ☐ Our own Retail Division delivered record sales and profits despite the unfavorable retail environment that prevailed for most of the year.

The following operations also produced strong performances in 2001:

- ☐ Hush Puppies® operations in Canada as well as the brand's international licensing business posted solid results despite the adverse impact of currency exchange rates.
- ☐ Hush Puppies U.K. closed the year on an upswing as sales in the second half of 2001 grew better than 20 percent over the same period of the prior year.
- ☐ The Wolverine Slipper Group expanded its Hush Puppies® and private label slipper programs to generate significant profit gains for a third consecutive year.
- ☐ Stanley® Footgear celebrated its first full year as a member of the Wolverine family by becoming the best-selling work boot brand at Payless ShoeSource®.

Gross margins improved in 2001, rising 160 basis points to 35.7 percent of sales (excluding the effect of the nonrecurring charges in 2000). Key contributors to this gain included a more favorable product mix, higher realized wholesale prices, improved operating efficiencies and a lower cost structure which resulted from the sourcing and factory realignment executed in late 2000.

The Company generated nearly $54 million in cash flow from operations during 2001, marking a third consecutive year of strong positive cash generation. With major infrastructure investments behind us, we have produced over $170 million in cash flow from operations the past three years, which has been used to fund business growth and reduce debt to its lowest level in five years.

From a working capital perspective, our asset management programs yielded solid results for most of the year until the weakening economy impacted the fourth quarter in the form of reduced reorders. As a result, we ended 2001 with inventories higher than planned. While this issue remains a focus for the near-term, we believe the quality of the inventory is high with minimal exposure to markdowns. Programs are in place to re-balance our inventories during 2002.

We also initiated actions to regain momentum in the Hush Puppies® and CAT® Footwear operations, which have performed below expectations for several seasons.

The Hush Puppies® brand is undergoing a revitalization under the direction of its new president, Skip Zimmerman, a footwear industry veteran with significant experience in better-grade women's footwear. While Skip and his team have been in place for only a few short months, their impact already can be seen in revitalized marketing programs and a renewed interest in the brand among upper-tier retailers. The key to future success is centered on accelerating the repositioning of the brand into a more highly focused line of contemporary casuals for men, women and children.

Significant changes within our CAT® Footwear business were initiated in the fourth quarter of 2001 with the recruitment of Martin Berendsen, a footwear executive with a strong background in global youth footwear, to direct our CAT® Footwear business in the U.S. Berendsen and his team are moving quickly to re-establish momentum for the high-profile CAT® work boot/rugged casual brand in the U.S. market. Their initial activities have focused on improving the product line and establishing grassroots marketing programs to heighten brand recognition among the more influential and youth-oriented, upper-tier footwear retailers in the U.S. market.

We also initiated actions to strengthen our position in Europe, the single largest better-grade footwear market in the world. Early in the first quarter of 2002, we completed the purchase of the CAT® Footwear business from our European master distributor, Overland Group Limited. This acquisition gives the Company direct control of the marketing and sales of CAT® Footwear in the U.K., France and Germany as well as a number of other key European countries.

In a related move in late 2001, we also established Merrell Europe to support the growth of the Merrell® brand in this important market. This new business combines the operations from the brand's former independent distributors in France, Germany and several other European nations.

These transactions are important next steps in our integrated strategy to build a much stronger business on the European continent. On-the-ground operations for these growth brands will bring us much closer to consumers, allowing us to react more quickly to the changing needs of the marketplace. These new initiatives, together with our company-owned Hush Puppies and Merrell U.K. businesses, will benefit from a new shared-services organization that will provide support functions including finance, legal, human resources, information systems, order fulfillment and distribution. We expect these initiatives to add nearly 10 percent to our top line in 2002 and contribute solid returns to our bottom line following the 2002 transitional year.

Our retail customers benefited from the enhanced service of our proprietary Online Account Service (OAS). This system, rolled out in late 2000, uses the Internet to provide our retail customers with 24 hour, seven-days-a-week account information and online ordering capability. The volume of orders processed through OAS increased fourfold from 2000 levels.

We also took action in 2001 to reduce, consolidate or restructure several niche operations, which will allow us to devote more resources to fuel the growth of our larger businesses. These actions included:

- Reassigning responsibility for the sale and marketing of children's footwear to each of our branded operating units to gain better focus.
- Redirecting the HYTEST® business from a full-line footwear brand strategy to a distribution strategy called the HYTEST® Safety Network. This business will feature a reduced range of HYTEST® specialty products combined with a full complement of occupational styles from our other brands, including CAT® Footwear, Wolverine®, Harley-Davidson® and Stanley®.
- Exiting the Coleman® Footgear business in the U.S. where competitive pressures in the brand's primary distribution channel, value-priced and "big box" sporting goods retailers, have made profitable growth difficult.

Strategic Direction

During 2001, we refined our vision to establish Wolverine World Wide as "The World's Premier Non-Athletic Footwear Company." This objective will be achieved by focusing the Company's resources in the following areas:

- **Building a strong portfolio of global non-athletic footwear brands.** Strategically, all of our energies will be centered on making our big businesses bigger. Our goal is to ensure that each brand attains a leadership position in its market segment.
- **Becoming a more significant player in the women's footwear business.** While many of our brands compete in the women's market, our overall business is centered predominantly around men's footwear which represents more than 65 percent of the pairs sold under our brand names globally. Focusing on the women's market will provide more balance to our business mix.
- **Creating an environment that fosters creativity and entrepreneurial spirit and enables the Company to attract and retain the best players in the industry.** Creating an entrepreneurial spirit

across the organization will help us to compete more effectively in a market that increasingly is driven by speed and flexibility.

- **Ensuring that the entire organization is committed to a market-driven and consumer-focused operating philosophy.** Knowledge is power. By pursuing a fact-based approach to marketing, built on consumer and customer research, we will be better equipped to respond to the changing needs of the marketplace.

- **Providing "Best in Class" service to our customers to become a leader in customer service.** Our goal is to be recognized as the best footwear company with which to do business. A customer service benchmarking study was completed during 2001 and the insights gained will be used to make changes in our business processes to better serve our customers.

- **Generating stockholder value through consistent and growing economic returns.** Success in each of the areas discussed above provides the blueprint for sales growth, improved profitability and economic returns.

Execution of these strategies will ensure the long-term success of the Company.

Business Outlook and Summary

We enter 2002 with soft, but improving, economic conditions in many parts of the world. Following a difficult fourth quarter, many retailers are forecasting a gradual improvement in the retail environment. As a result, we anticipate business conditions improving in the second half of the year. Good companies do well in tough times, and we are excited about our prospects for 2002.

Our portfolio of brands enables us to compete effectively in different segments of the market by taking full advantage of emerging trends that a single-brand business cannot address. This strength can be seen in the success we continue to have in a broad spectrum of U.S. and global markets which range from casual and active lifestyle to work and outdoor sport footwear.

Looking ahead, our primary growth initiatives include:

- Strengthening our global position in "active lifestyle" footwear by expanding the global reach of our Merrell®, CAT® and Harley-Davidson® footwear brands.

- Maintaining our leadership position in the work, outdoor sport and occupational footwear markets through our Bates®, CAT®, HYTEST®, Stanley® and Wolverine® footwear brands.

- Maximizing the full potential of our best-known global brand, Hush Puppies®.

The actions taken in 2001 have strengthened the Company and set the stage for accelerated growth in 2002. With the continued strong support of our associates, customers and stockholders, Wolverine World Wide is poised to achieve our long-term vision to become the "World's Premier Non-Athletic Footwear Company."

Sincerely,

Timothy J. O'Donovan
CEO and President

Geoffrey B. Bloom
Chairman

Work, Outdoor Sport and Uniform Footwear

TOOLS FOR THE FEET

From uniform boots designed to withstand the rigors of desert warfare to work and outdoor sport boots featuring revolutionary comfort systems such as Wolverine DuraShocks®, our products are designed to meet the specific needs of working men and women worldwide.

Wolverine World Wide is the undisputed leader in work, outdoor sport and uniform footwear in the U.S. market. Our unmatched stable of work brands includes:

- **Wolverine® Boots and Shoes** A market leader in premium work footwear and the only brand in the market that is proud to say, "The World's Most Comfortable Boots and Shoes – Guaranteed™".
- **Bates® Uniform Footwear** The gold standard in uniform footwear for military, law enforcement and other related service occupations.
- **Stanley® Footgear** Our value-priced entry into the U.S. work boot market.

With retail prices ranging from a low of $40 for Stanley® to a high of $180 for premium quality/high-performance Wolverine® brand footwear, workers can select the proper footwear style, with the features they need, at a price they can afford. Combined, our boot businesses represent approximately 35 percent of the Company's annual revenues. Maintaining leadership in this market segment is a top priority for the Company.



Wolverine® Boots and Shoes

This was a milestone year for Wolverine® Boots and Shoes with global revenues moving past the $150 million mark for the first time in the brand's 119-year history. The industry recognized this success by awarding the Wolverine® brand top honors for "Design Excellence" in the work boot category for a third consecutive year, as reported in *Footwear Plus* magazine.

The brand's long-term success is a direct result of its dedication to product excellence, technical innovation and consistent marketing programs which rank among the most successful in its market.

The past year also marked the beginning of a new chapter in the brand's long history as the leader in comfort technology with the launch of its revolutionary Wolverine Compressor™ with Wolverine DuraShocks® technology. This proprietary comfort system reduces foot stress through the addition of compression chambers in the heel and forefoot sections of the insole.


WOLVERINE
WOLVERINE
BOOTS AND SHOES

Testing at the Michigan State University Orthopedic Biomechanics Lab shows Wolverine Compressor™ delivers comfort scores comparable to those of leading brands of athletic footwear. Wolverine® clearly has raised the bar by making the "World's Most Comfortable Boot" even more comfortable.

Wolverine® made major inroads into the outdoor sport boot market in 2001 by posting nearly a 20 percent sales gain in this footwear category. This success is driven by a product design philosophy that combines the performance and comfort features needed to protect the wearer from the harsh elements of the outdoors, such as Wolverine DuraShocks®, GORE-TEX®, GORE-TEX® Supprescent™, THINSULATE®, Vibram® and Scentlok®, into a line of stylish, hard-working footwear for the avid outdoor sportsman.

Wolverine® also strengthened its position in the rugged casual market by nearly doubling its sales volume in this category in 2001. The brand's improved range of rugged casuals, featuring patented Wolverine DuraShocks® technology and market-right styling, opened new retail venues in the upper-tier channel never before served by the Wolverine® brand. Consumer acceptance has been strong as the line sold exceptionally well all year.

During 2001, Wolverine executed a new business-direct occupational and safety footwear distribution strategy that will provide consumers access to the Company's full range of steel-toe and other specialty footwear including styles from Wolverine®, CAT®, Harley-Davidson®, Stanley® and HYTEST®.

Looking ahead, from packaging to advertising, the Wolverine® brand is being re-energized. At the center of this activity is a new national campaign designed to reinforce the brand's performance message by introducing a new positioning — "Wolverine® Boots and Shoes: They Don't Quit™."

This high energy campaign, designed with a contemporary look and feel, will also introduce existing and new consumers to the brand's Wolverine Compressor™ boot with DuraShocks® technology. This campaign will generate more than 400 million consumer impressions through a media advertising schedule that includes national television, print and radio. Television advertising will include the NCAA basketball tournament, NFL Football and sports shows including *ESPN Sports Center* and *NASCAR LIVE*, as well as select programs on *ESPN2 Outdoors* and the *Outdoor Life Network*. Advertising will also be featured in national publications such as *Sports Illustrated*, including its annual swim suit issue, *Field and Stream* and *Sports Afield*.


BATES
BATES

Bates® Uniform Footwear

Bates® ranks among the world's premier marketers of uniform footwear for military, law enforcement and other uniformed occupations. Military footwear represents more than 70 percent of the pairs sold under the Bates® label globally. The brand's list of major military customers includes the U.S. Army, Air Force, Naval and Coast Guard branches and academies.

During 2001, Bates® strengthened its position as a key supplier of footwear to the U.S. Department of Defense with the renewal of several multi-year contracts and the addition of three new contracts, including one for a new jungle/desert boot for the U.S. Marine Corps that features the Company's patented DuraShocks® comfort system. The Company is committed to maintaining its position as the leading provider of performance footwear to the U.S. military.

Bates® continued its assault on the law enforcement and civilian uniform footwear market during 2001 by posting better than a 25 percent sales gain in its Enforcer Series® line of tactical uniform footwear. This growth was bolstered by the launch of the Special Ops™ collection, which incorporates state-of-the-art technologies such as Vibram® outsoles and GORE-TEX® waterproof and breathable linings into footwear designed for the rigors of law enforcement.

With a commitment to innovation, Bates® also launched a new collection of tactical footwear in the first quarter of 2002. This line of contemporary-styled lightweight tactical boots features the Company's proprietary SPYDER Gripper Outsole™, which provides the wearer superior traction and slip resistance.

Stanley® Footgear

Stanley® Footgear celebrated 2001, its first full fiscal year, with sales exceeding 1.2 million pairs, ranking it among the fastest growing brands of work boots in the U.S. The Stanley® brand is the Company's only offering in the value-priced segment of the U.S. work boot market, which accounts for nearly 60 percent of the pairs sold to workers annually.

Stanley® Footgear reaches consumers primarily through the country's largest footwear retailer, Payless ShoeSource®, where the Stanley® brand became the top selling work boot brand in 2001. This success is a testament to the Stanley® brand's strong awareness among its target consumers.


STANLEY
FOOTGEAR
STANLEY
STANLEY
FOOTGEAR



Active Lifestyle Footwear

[illegible]

The active lifestyle portion of the footwear market represents the Company's strongest opportunity for growth. Our brands that compete in this market include:

- [illegible] The global standard for innovation in performance outdoor footwear.
- [illegible] A leading brand of work and rugged casual footwear for more youthful consumers around the world.
- [illegible] Contemporary fashion footwear for consumers who embrace the brand's unique values of freedom and individuality.

These three brands accounted for more than 30 percent of the Company's revenues in 2001.



Merrell® Performance Footwear

Merrell® Performance Footwear continues to rank among the top performers in the industry as revenues grew over 35 percent and global pairage topped the 6.2 million mark in 2001. The industry recognized the brand's solid performance and contributions to style by voting Merrell® "Brand of the Year" for 2001 as reported by *Footwear Plus* magazine.

The brand's multi-faceted distribution strategy in the U.S. augments its traditional strong sales base in the outdoor specialty channel by expanding distribution to better grade shoe and upper-tier department stores. Volume through the upper-tier channel has grown to approach 20 percent of the brand's U.S. sales in just a few short years. The brand's focus on providing performance footwear for women is also paying strong dividends. During 2001, women's pairs grew over 65 percent and now account for more than 40 percent of the brand's sales mix in the U.S. market.

Internationally, the brand produced strong growth in pairs. During the fourth quarter of 2001, Merrell® gained direct control of a major portion of its business in Europe through the acquisition of distributor operations covering Austria, Belgium, France, Germany, Luxembourg, The Netherlands and Spain. These operations, along with the previously owned U.K. business, will be combined to provide the operating synergies necessary to accelerate the brand's growth and financial performance in the European market.


MERRELL

The brand's continued success is a testament to its strong connection with the outdoor market. As the needs of the outdoor enthusiast change, so does Merrell's approach to address those needs. Today's concept of outdoor has broadened to include many types of activities and environments as well as new ways that people approach the outdoor experience. Merrell's leadership in defining this "New Outdoor" segment is reflected in the development of the brand's revolutionary AfterSport™ category and collections of performance-oriented rugged casual footwear.

Every Merrell® product, from its industry-leading AfterSport™ mocs and slides to its more technical sport sandals and high-end hikers, embraces the brand's 20-year commitment to performance. This heritage is built on a product development philosophy that combines the latest high-tech materials and performance features into innovative and unique footwear. This approach provides the fit, comfort, performance and style desired by the true outdoor enthusiast. This philosophy also extends to the brand's new "World" series and "Duet" collections of performance casuals. Both product categories feature Wolverine Performance Leathers™ and are scheduled for Fall 2002 delivery.

During the year, Merrell® ramped up its advertising investment to reach consumers beyond its traditional hard-core outdoor enthusiast. This more inclusive approach featured a street-level advertising campaign in major metropolitan markets such as Chicago, London, Los Angeles, New York City and San Francisco. This successful campaign featured posters and ads in prominent, high-traffic locations such as bus shelters, phone kiosks and construction fencing as well as city-wide poster programs. The brand also benefited from a national consumer/in-store promotion that culminated in the giveaway of two Nissan Xterras as grand prizes.

As reported by *USA Today*, Merrell® Performance Footwear started on a high note in 2002 by becoming the "unofficial" footwear brand for the Winter Olympic Games held in Salt Lake City. The brand is also expected to benefit from an increased marketing investment in 2002 and a new media schedule that has been broadened to produce over 300 million consumer impressions. This program will feature the brand's global "Search and Enjoy™" advertising campaign in national publications including *Men's Journal*, *Shape*, *Jane*, *Spin* and *Gear*. Communications to the brand's traditional consumer will continue in publications such as *Backpacker*, *Runner's World* and *Outside Magazine*.

Looking to the future, Merrell® Performance Footwear will continue to set the standard of excellence for performance outdoor footwear.

CAT® Footwear

With nearly 5 million pairs purchased by consumers in over 150 countries in 2001, CAT® Footwear ranks as one of the largest youth-oriented non-athletic footwear brands in the world.

In the U.S., the new CAT® Footwear team is pursuing a strategy to grow the brand on two fronts — first, to build on the brand's top-selling position as a major provider of work and industrial footwear (the brand ranks as the No. 4 national work boot brand in the U.S.) and, secondly, to establish CAT®


CAT

Footwear as a true lifestyle brand in the U.S. market. This growth strategy is built around a tiered product range designed to meet the needs of both the work and rugged casual segments of the market. This product offering is being supported by a highly focused grassroots marketing program kicked off in the fourth quarter to attract active 16- to 24- year-old consumers who desire fashion-right quality branded footwear.

In the work segment, CAT® Footwear also launched a targeted advertising program to build on the national popularity of Caterpillar Inc.'s participation in NASCAR. This television and print campaign, which runs on or around race days, features Caterpillar Inc.'s sponsored driver and 2002 Daytona 500 winner, Ward Burton, in a series of light-hearted ads confirming that CAT® "Is One Tough Boot."

Global prospects for the brand have never been stronger. Early in 2002, Wolverine purchased the assets and operations of the brand's former European master distributor, Overland Group Limited. This transaction gives the Company direct control of CAT® Footwear's largest market, representing over 50 percent of the pairs sold under the CAT® Footwear label globally. This new business will serve Austria, France, Germany, Ireland, The Netherlands and the U.K. directly while providing ongoing support for the distributors that service the rest of the European market. This business venture creates a powerful organization that combines Overland's in-market expertise with Wolverine's industry-leading business systems, sourcing and distribution services. We believe this business will add approximately 10 percent to the Company's top line in 2002 and generate positive returns to the bottom line following the 2002 transition year. We believe that we now have the right organization in place to grow this brand to record levels in this important market.

Harley-Davidson® Footwear

Harley-Davidson® Footwear continued to exceed growth expectations as revenues for this American icon brand increased 14 percent, ranking it among the top performers in our portfolio. Global sales exceeded 900,000 pairs as consumers in more than 28 countries embraced the styling and unique attitude that only the Harley-Davidson® brand can evoke.

Harley-Davidson® Footwear appeals to men and women of all ages who identify with the brand's "free spirit" attitude. The product line continues to attract new consumers through its fashion-right styling and unique detailing designed to fit a wide variety of tastes. Growth in the U.S. market was achieved through a continuing strategy that focuses on building a strong business through two separate channels of distribution — the Harley-Davidson® dealer network and traditional footwear retailers.

Volume through the Harley-Davidson Motor Company's chain of authorized dealers grew more than 15 percent in 2001. Sales through more traditional channels also increased as more than 500 new retail locations were opened, bringing the total locations served to over 3,000.

Women continued to be major consumers of Harley-Davidson® Footwear, representing more than 50 percent of the pairs sold in the U.S. market during 2001. Significant gains were made in the mid- to upper-tier channels as programs succeeded with major independent retailers and national department stores. For example, Sears experienced strong sell-throughs of our core motorcycle boot products, while sales of our unique line of contemporary women's fashion footwear increased substantially in the upper-tier channel with retailers such as Marshall Field's and Von Maur.


MOTOR
HARLEY-DAVIDSON
CYCLES

The brand also experienced solid international growth. Pairage sales in Canada grew more than 22 percent as new retail locations were opened. The European Harley-Davidson® dealer network became a showcase for Harley-Davidson® footwear through a marketing partnership with the Harley-Davidson Motor Company. Fueling growth in Canada and Europe, markets where Harley-Davidson® motorcycles have a strong presence, is the major focus of the brand's global growth strategy.

Casual and Leisure Footwear and Specialty Businesses

HUSH PUPPIES®: MOVING COMFORT FORWARD

The world knows us as comfortable and casual. Today we're more.

The Company invented casual footwear in 1958 with the birth of Hush Puppies®. Since that time, the Hush Puppies® name has grown into one of the world's most highly recognized brands, and the Company's largest global brand. Today, more than 14 million pairs of Hush Puppies® brand footwear are distributed to consumers in over 96 countries. The brand's strong connection with consumers has also fueled growth in other categories including slippers and leisure footwear and a broad range of apparel and accessories. Hush Puppies® brand footwear and slippers accounted for over 20 percent of the Company's net sales in 2001.





CASUAL AND LEISURE FOOTWEAR:

Hush Puppies® Footwear

The Hush Puppies® brand was named "One of the Greatest Brands" by the American Brands Council in 2001. This honor recognized its strong brand equity and continuing close relationship with consumers.

Results for 2001 marked a year of sales decline for Hush Puppies® footwear as the brand felt the impact of changing economic conditions. After posting mid-single digit sales gains during the first half of 2001, U.S. volume fell off in the second half of the year as many of the brand's key retailers reacted to the effects of September 11 and recessionary pressures by scaling back reorders to adjust stock levels to lagging consumer demand.

Progress was made, however, to revitalize the brand's U.S. business. New product categories, such as the brand's new collection of leather/suede women's casuals and a collection of men's premium contemporary leather footwear featuring the brand's Float FX™ comfort system, are helping to open doors in upper-tier department and specialty stores, including Nordstrom and major independent footwear retailers. Hush Puppies® footwear also ranked among the top selling brands on *nordstromshoe.com* for the second consecutive year. While far from complete, the repositioning plan for the brand in the U.S. market appears to be taking hold.

Our Hush Puppies® licensing program gained momentum with international pairage approaching the 10 million mark in 2001. Retail presence was strengthened as over 20 international licensee-owned Hush Puppies® concept stores and shop-in-shops were opened, bringing the total to nearly 600 dedicated Hush Puppies® stores and shop-in-shops. In Europe, the brand was launched successfully in Karstadt, Germany's premier department store chain, where it became an immediate best seller. The brand is also experiencing significant growth in Australia and Mexico, posting sales gains of 14 percent and 9 percent, respectively.


HUSH PUPPIES

In the U.K., the repositioning plan announced during 2000 began to pay dividends. After several years of declining sales, Hush Puppies U.K. turned the corner, posting better than a 20 percent sales gain in the third and fourth quarters. With a strong year-end backlog, the outlook for this operation is more encouraging than it has been in recent years.

Hush Puppies Canada generated a solid mid-single digit sales gain in pairs as the brand solidified its leading position as a marketer of better-grade footwear. The potential for future growth was strengthened in Canada with the launch of Steps by Hush Puppies™, a sub-brand designed to gain market share in the mid-tier distribution channel.



Global brand-building efforts continued in earnest in 2001. Significant progress was also made toward the brand's long-term goal to standardize the product line globally, as over 80 percent of the brand's 96 licensees now carry products from the global product range.

While the strong U.S. dollar reduced total international revenues, we believe the future looks bright for Hush Puppies®, the Company's most recognized global brand.

Wolverine Slipper Group

The Wolverine Slipper Group solidified its position as a leading provider of premium slippers and related products with strong sales levels contributing to significant profit gains for the third consecutive year. Central to this solid performance is the growth of Hush Puppies® brand slippers, including the expanding popularity of its College Clogs™ footwear. This unique line, featuring Wolverine Performance Leathers™ and bearing the logo and colors of more than 50 top colleges and universities, strikes a chord with students, fans and alumni alike. Significant Hush Puppies® branded slipper programs were expanded with national retailers including Bed, Bath and Beyond, JCPenney and Macy's.

The Wolverine Slipper Group also gained momentum in its industry-leading private label slipper operation. During 2001, the Group expanded programs with Land's End and other key catalog and retail accounts including Eddie Bauer, Nordstrom and Banana Republic. Growth was also fueled by the continued success of its licensed Turtle Fur® brand as distribution of this line of alpine-inspired leisure footwear gained distribution in specialty outdoor and ski shops nationwide.

Service was the name of the game in 2001 as retail customers benefited from improved order turnaround and quick response from the Company's owned


HUSH PUPPIES

operations in Arkansas and the Dominican Republic, which were used by the Slipper Group on an expanded basis.

The slipper business is seasonal, with volumes weighted heavily toward the fourth quarter. To level this trend, the Group is pursuing programs that will generate revenues throughout the year including a new consumer-direct website. This site, ***theslipperstore.com***, was launched in the fourth quarter of 2001 and gives consumers year-round access to a full range of slipper products including high-end shearling, rugged indoor footwear and Hush Puppies® College Clogs™.

SPECIALTY BUSINESSES:

Apparel and Accessories Licensing

Building brand equity by expanding the reach of our brands beyond the confines of footwear is the mission of the Company's Apparel and Accessories Licensing operation. This fee-based business reported the strongest year in its history as it helped propel the Wolverine® and Hush Puppies® brands into new product categories. As a result, the equity of these brands is being translated into clothing, outerwear, eyewear, handbags, small leather goods, watches and plush toys.

Fiscal 2001 saw the successful launch of a men's rugged sportswear program under the Wolverine® label which features the same tough, rugged styling and performance features present in its industry-leading work and sport boot line. This clothing collection introduced the Wolverine® brand to a whole new range of upper-tier consumers as it quickly became a best-selling category in key retailers including Macy's, Belk's and Dick's Sporting Goods. Wolverine's glove program celebrated its third anniversary with consumers purchasing over two million pairs of Wolverine® brand work and industrial gloves during the year.

Hush Puppies® eyewear continued to rank among the best-selling brands of eyeglass frames with national chains such as Rx Optical and Pearle Vision. The brand's women's fashion handbag program gained momentum with a rollout to over 800 JCPenney locations.

The core attributes of the Hush Puppies® brand were also captured in a new line of suede ready-to-wear clothing launched in the second quarter of 2001. Internationally, the Hush Puppies® apparel program gained momentum in China with the opening of 20 new shop-in-shops in key department stores in Beijing.

Wolverine Retail

The Company's owned retail operation had an exceptional year with sales matching an all-time record despite poor conditions that existed throughout the industry. On a same-store sales basis, volume through its 61 outlets and three mall-based specialty store operations was down only 2.7 percent (compared to a 9.0 percent increase in 2000), a performance much better than the average for the outlet industry in 2001.

The retail division continued to improve its mix of locations with the closing of two under-performing stores and the opening of seven new stores in better-grade outlet centers. In addition, the Company opened a Hush Puppies® specialty store in the Mall of America late in the third quarter. This new store provides a strong base to gauge consumer reaction to Hush Puppies® new product styles and increases the brand's exposure.

The Company's retail strategy is centered on providing a showcase for all of the brands in our portfolio. Merrell® Performance Footwear continued as the retail division's top growth brand by posting nearly a 50 percent increase in sales in 2001. This growth was led by strong consumer response to the brand's revolutionary AfterSport™ collection as well as by new styles of performance casual, multi-sport and hiking footwear. Solid gains were also realized from a number of the Company's boot brands including Bates®, Wolverine® and Harley-Davidson® footwear.

Among the Retail division's strongest performers was its consumer-direct website, ***upfootgear.com***. Launched in August 2000, this site was visited by over 500,000 consumers during the year. As a direct link to the consumer, this site provides valuable information that benefits both our retail and branded wholesale operations.


WOLVERINE

Operations

RESULTS OF OPERATIONS — 2001 COMPARED TO 2000

Net sales and other operating income increased 2.7% to $720.1 million in 2001 compared to $701.3 million in 2000. On a combined basis, net sales and other operating income for the Company's branded footwear businesses, consisting of the Casual Footwear Group (comprised of The Hush Puppies Company, the Children's Footwear Group, and the Wolverine Slipper Group, Inc.), the Wolverine Footwear Group (comprised of the Wolverine®, HYTEST®, Stanley®, Coleman®, Bates® and Harley-Davidson® brands), and the Performance Footwear Group (comprised of the CAT® and Merrell® brands) increased $22.0 million (3.5%) in 2001 compared to 2000. The Company's other business units, consisting of Wolverine Retail, Apparel and Accessory Licensing, Wolverine Leathers and Wolverine Procurement, Inc., reported a $3.2 million (4.1%) decrease in net sales and other operating income in 2001 compared to 2000. Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products utilizing the Company's trademarks and brand names is recognized as earned based on the completion of stated contractual terms.

The Casual Footwear Group reported a decrease in net sales and other operating income of $12.0 million (6.4%) in 2001 compared to 2000. Net sales and other operating income for the Hush Puppies Company decreased from 2000 levels as Hush Puppies U.S. experienced soft sales as a result of a weak retail environment. Many retailers remained reluctant to place reorders due to concerns about the economy and rising inventory levels. Hush Puppies Canada recorded a 4.6% increase in net sales and other operating income due to the successful launch of Steps by Hush Puppies™, a middle market product for men and women. Hush Puppies U.K. experienced a slight decline for the year due to the loss of its largest customer during the second quarter of 2001. This customer transitioned its business to the discount retail market, which is not serviced by the Company. The Children's Footwear Group experienced a decrease in net sales and other operating income for 2001 as a result of losing several customers that exited the children's footwear business. Net sales and other operating income for the Wolverine Slipper Group was generally consistent with 2000 levels.

The Wolverine Footwear Group's net sales and other operating income increased $5.5 million (2.0%) in 2001 compared to 2000. Wolverine®, Harley-Davidson® and Stanley® footwear provided the increase with expanded distribution networks in 2001. In 2001, Stanley® footgear, a new footwear line for the Company as of the third quarter of 2000, expanded its distribution network to include the HYTEST® mobile retail units in addition to its current distribution to Payless ShoeSource, Inc. These increases were partially offset by Bates®, which reported a 3.4% decrease in net sales and other operating income from 2000, primarily due to the timing of contract awards for the Department of Defense. Also reporting a decrease in net sales and other operating income was the HYTEST® work boot business. HYTEST® sells primarily to employees of large manufacturing companies that were adversely affected by the weakened economy.

The Performance Footwear Group reported record net sales and other operating income, reflecting an increase of $28.5 million (18.5%) for 2001 compared to 2000. The Merrell® outdoor footwear business accounted for all of the increase as a result of strong consumer demand for the brand, new product offerings and expansion of its domestic and international distribution. Partially offsetting the Merrell® increase was a decrease in net sales and other operating income reported by CAT® footwear due to retail account closings, weak retail performance and a decline in the European business.

The Company's other business units reported a combined $3.2 million (4.1%) decrease in net sales and other operating income in 2001 compared to 2000. Wolverine Retail reported a $0.8 million (1.9%) increase in net sales and other operating income in 2001 compared to 2000. Wolverine Procurement's net sales and other operating income increased $2.4 million in 2001 over 2000 due to an increase in the market price for sow skins. These increases were offset by Wolverine Leathers, which recorded a $5.8 million decrease in net sales and other operating income primarily as a result of a decline in production of Hush Puppies® and CAT® products worldwide. Net sales and other operating income for Apparel and Accessory Licensing increased slightly for 2001 compared to 2000.

As discussed in Note 11 to the consolidated financial statements, on July 12, 2000, the Company announced a strategic realignment of its global sourcing and manufacturing operations. In connection with this realignment, the Company closed manufacturing facilities in New York, Missouri, Canada, Puerto Rico and Costa Rica in the second half of 2000. A nonrecurring, pre-tax charge to earnings of $45.0 million was recorded in 2000, of which $15.0 million was reflected in cost of products sold for inventory write-downs, $29.6 million was recognized in selling and administrative expenses for severance, bad debt, loss on disposal of fixed assets and goodwill impairment, and $0.4 million was recorded in other expenses. These charges resulted in a $0.71 per share reduction of net earnings for 2000. The realignment activities were primarily completed in the third and fourth quarters of 2000 and the first half of 2001. Remaining liabilities of $2.8 million associated with the sourcing realignment include pension benefits for certain terminated employees and lease termination costs.

The following table summarizes the 2001 results and the effect of the 2000 nonrecurring charge on certain components of the Company's operating results (thousands of dollars, except per share data; percentages relate to total net sales and other operating income):

	Results As Reported		Effect of Nonrecurring Charges	Results Excluding Nonrecurring Charges	
			2001		
Net sales	**$720,066**	**100.0%**	**$ —**	**$720,066**	**100.0%**
Gross margin	**257,036**	**35.7%**	**—**	**257,036**	**35.7%**
Selling and administrative expenses	**182,178**	**25.3%**	**—**	**182,178**	**25.3%**
Other expenses	**6,311**	**0.9%**	**—**	**6,311**	**0.9%**
Earnings before income taxes	**68,547**	**9.5%**	**—**	**68,547**	**9.5%**
Net earnings	**45,240**	**6.3%**	**—**	**45,240**	**6.3%**
Diluted earnings per share	**$ 1.07**	**—**	**$ —**	**$ 1.07**	**—**
			2000		
Net Sales	$ 701,291	100.0%	$ —	$ 701,291	100.0%
Gross margin	223,973	31.9%	15,036	239,009	34.1%
Selling and administrative expenses	198,953	28.4%	29,589	169,364	24.2%
Other expenses	10,005	1.4%	425	9,580	1.4%
Earnings before income taxes	15,015	2.1%	45,050	60,065	8.6%
Net earnings	10,690	1.5%	29,813	40,503	5.8%
Diluted earnings (loss) per share	$ .26	—	$ (.71)	$ .97	—

The analysis in this paragraph excludes the nonrecurring charge in 2000. Gross margin as a percentage of net sales and other operating income was 35.7% and 34.1% in 2001 and 2000, respectively. Gross margin dollars in 2001 increased $18.0 million or 7.5% to $257.0 million compared to $239.0 million in 2000. The gross margin percentage for the branded footwear businesses increased to 35.6% in 2001 from 33.5% in 2000. The increase in gross margins for the branded footwear businesses resulted primarily from initial pricing margin improvements and benefits from the 2000 realignment discussed above. Additionally, increased shipments of higher margin Merrell® and Harley-Davidson® products improved the mix of overall margins. The gross margin percentage for the other business units decreased to 36.6% in 2001 compared to 38.5% in 2000, primarily due to a reduction in process efficiencies resulting from a decline in sales volume at Wolverine Leathers.

The analysis in this paragraph excludes the nonrecurring charge in 2000. Selling and administrative expenses of $182.2 million for 2001 increased $12.8 million (7.6%) from the 2000 level of $169.4 million and, as a percentage of net sales and other operating income, increased to 25.3% in 2001 from 24.2% in 2000. The change in selling and administrative expenses primarily includes increases of $2.2 million in advertising costs and $10.1 million in selling and administrative costs related to the expansion of the Merrell®, Harley-Davidson® and Stanley® brands.

Interest expense in 2001 was $7.2 million compared to $10.3 million in 2000. The decrease in interest expense reflected lower average borrowings and declining interest rates in 2001 compared to 2000.

The Company's 2001 effective income tax rate of 34.0% compared to 28.8% for 2000. The increase is due to income tax benefits from nontaxable earnings of foreign affiliates representing a smaller percentage of taxable income in 2001. The carrying value of the Company's gross deferred tax assets assumes that the Company will be able to generate sufficient taxable income in future years to utilize these deferred tax assets. If these assumptions change in the future, the Company may be required to record valuation allowances against its gross deferred tax assets in future years. Management evaluates the potential for realizing the gross deferred tax assets and assesses the need for valuation allowances on a quarterly basis. The Company has not recorded a valuation allowance in 2001, 2000 or 1999.

Net earnings were $45.2 million for 2001 compared to $10.7 million for 2000. Diluted earnings per share were $1.07 for 2001 compared to $0.26 for 2000. Excluding the 2000 nonrecurring charges, net earnings were $40.5 million and diluted earnings per share were $0.97 for 2000.

RESULTS OF OPERATIONS — 2000 COMPARED TO 1999

Net sales and other operating income increased 5.4% to $701.3 million in 2000 compared to $665.6 million in 1999. On a combined basis, net sales and other operating income for the Company's branded footwear businesses, consisting of the Casual Footwear Group (which, in 1999, included the Russian wholesale business), the Wolverine Footwear Group, and the Performance Footwear Group increased $31.9 million (5.4%) in 2000 compared to 1999. The Company's other business units reported a $3.8 million (5.1%) increase in net sales and other operating income in 2000 compared to 1999.

The Casual Footwear Group reported a decrease in net sales and other operating income of $18.5 million (8.9%) in 2000 compared to 1999. The decline was attributable to a decrease in shipments of adult and children's Hush Puppies® classic suede products to department stores in the United States and a reduction in sales to three large retailers in the United Kingdom as a result of the depressed retail activity in that market. This decrease was partially offset by an increase in net sales and other operating income reported by the Wolverine Slipper Group as a result of expanded distribution efforts and new product offerings.

The Wolverine Footwear Group's net sales and other operating income increased $13.2 million (4.9%) in 2000 compared to 1999. Harley-Davidson® footwear provided the majority of this increase with an expanded distribution network in 2000. Stanley® footgear, a new footwear line for the Company, also contributed to the increase with a marketing arrangement launched with Payless ShoeSource, Inc. near the end of the third quarter of 2000. These increases were partially offset by the Wolverine® and HYTEST® work boot businesses, which reported decreases in net sales and other operating income from 1999, primarily due to retailers reducing seasonal work boot reorders in an effort to manage their inventory levels.

The Performance Footwear Group reported record net sales and other operating income, reflecting an increase of $37.2 million (32.0%) for 2000 compared to 1999. The Merrell® outdoor footwear business accounted for the increase in net sales and other operating income as a result of strong consumer demand for the brand, new product offerings and expansion of its domestic and international distribution. Partially offsetting this increase was a net sales and other operating income decrease reported by CAT® footwear.

The Company's other business units reported a combined $3.8 million (5.1%) increase in net sales and other operating income in 2000 compared to 1999. Wolverine Retail reported a $5.2 million increase in net sales and other operating income in 2000 compared to 1999. This increase was partially offset by Wolverine Leathers, which recorded a decrease in net sales and other operating income primarily as a result of a decline in production of Hush Puppies® classic sueded product worldwide. Net sales and other operating income for the Apparel and Accessory Licensing and Wolverine Procurement operations remained flat for 2000 compared to 1999.

As discussed above, on July 12, 2000, the Company announced a strategic realignment of its global sourcing and manufacturing operations. These charges resulted in a $0.71 per share reduction of net earnings for 2000. The realignment was initiated to improve factory efficiencies, reduce factory and corporate overhead, and improve margins as the production of various footwear products was shifted to lower cost offshore manufacturing facilities. The realignment activities were primarily completed in the third and fourth quarters of 2000.

During 1999, the Company recorded a nonrecurring, pre-tax charge to earnings of $14.0 million related to the closing of its Russian wholesale footwear business, of which $6.9 million was reflected as a write-down of inventory in cost of products sold, $6.6 million was recognized in selling and administrative expenses for goodwill impairment, bad debt, severance, and other exit costs, and $0.5 million was recorded in other expenses. These charges resulted in a $0.23 per share reduction of earnings in 1999. The closure was completed in 1999.

The following table summarizes the effect of the 2000 and 1999 nonrecurring charges on reported results for those years (thousands of dollars, except per share data; percentages relate to total net sales and other operating income):

	Results As Reported		Effect of Nonrecurring Charges	Results Excluding Nonrecurring Charges	
	2000				
Net Sales	$701,291	100.0%	$ —	$701,291	100.0%
Gross margin	223,973	31.9%	15,036	239,009	34.1%
Selling and administrative expenses	198,953	28.4%	29,589	169,364	24.2%
Other expenses	10,005	1.4%	425	9,580	1.4%
Earnings before income taxes	15,015	2.1%	45,050	60,065	8.6%
Net earnings	10,690	1.5%	29,813	40,503	5.8%
Diluted earnings (loss) per share	$ .26	—	$ (.71)	$ .97	—

	1999				
	Results As Reported		Effect of Nonrecurring Charges	Results Excluding Nonrecurring Charges	
Net Sales	$665,576	100.0%	$ —	$665,576	100.0%
Gross margin	220,344	33.1%	6,900	227,244	34.1%
Selling and administrative expenses	159,749	24.0%	6,600	153,149	23.0%
Other expenses	11,049	1.7%	500	10,549	1.6%
Earnings before income taxes	49,546	7.4%	14,000	63,546	9.6%
Net earnings	32,380	4.9%	9,338	41,718	6.3%
Diluted earnings (loss) per share	$ .78	—	$ (.23)	$ 1.01	—

The analysis in this paragraph excludes the nonrecurring charges in 2000 and 1999. Gross margin as a percentage of net sales and other operating income remained flat at 34.1% for both 2000 and 1999. Gross margin dollars increased $11.8 million or 5.2% in 2000 to $239.0 million compared to $227.2 million in 1999. The gross margin percentage for the branded footwear businesses increased to 33.5% in 2000 from 33.0% in 1999. The increase in gross margins for the branded footwear businesses resulted primarily from increased shipments of higher margin Merrell® and Harley-Davidson® products. This increase was partially offset by the strengthening of the U.S. dollar against European and Canadian currencies and additional markdowns taken to reduce inventory levels in 2000. The gross margin percentage for the other business units decreased to 38.5% in 2000 compared to 43.5% in 1999, primarily due to an increase in raw stock prices experienced by Wolverine Leathers and Wolverine Procurement.

The analysis in this paragraph excludes the nonrecurring charges in 2000 and 1999. Selling and administrative expenses of $169.4 million for 2000 increased $16.3 million (10.6%) from the 1999 level of $153.1 million and, as a percentage of net sales and other operating income, increased to 24.2% in 2000 from 23.0% in 1999. The change in selling and administrative expenses includes increased selling, advertising and administration costs of $12.6 million for Merrell® and Harley-Davidson® and increased depreciation expense of $2.7 million related to capital investments in distribution centers and information services.

Interest expense in 2000 was $10.3 million compared to $11.1 million in 1999. The decrease in interest expense reflected lower average borrowings in 2000 compared to 1999. This decrease was partially offset by a slight increase in interest rates on the Company's revolving credit facility and lower capitalization of interest due to the completion of major capital projects during 1999.

The Company's 2000 effective income tax rate of 28.8% compared to 34.6% for 1999. The decrease is due to income tax benefits from nontaxable earnings of foreign affiliates representing a higher percentage of taxable income in 2000. Also, the Company's effective income tax rate in 2000 was favorably impacted by an increase in earnings from certain foreign subsidiaries that are taxed at lower rates. Such entities represented a higher percentage of total consolidated net earnings in 2000.

Net earnings were $10.7 million for 2000 compared to $32.4 million for 1999. Diluted earnings per share were $0.26 for 2000 compared to $0.78 for 1999. Excluding nonrecurring charges, net earnings were $40.5 million for 2000 compared to $41.7 million for 1999 and diluted earnings per share were $0.97 for 2000 compared to $1.01 for 1999.

Liquidity and Capital Resources

Net cash provided by operating activities was $53.9 million in 2001 compared to $71.0 million in 2000. The reduction of cash provided occurred because $11.6 million was used to fund working capital in 2001, primarily related to growth in inventories, compared to $5.1 million that was provided by reductions in working capital requirements in 2000.

Accounts receivable of $152.3 million at December 29, 2001 reflected a $9.6 million (5.9%) decrease from the $161.9 million balance at December 30, 2000. The decline in accounts receivable was the result of a focused asset reduction program and a decrease in fourth quarter sales when compared to the same period in 2000. No single customer accounts for more than 5% of the outstanding accounts receivable balance at December 29, 2001. Corporate management evaluates the allowance for uncollectible accounts receivable, discounts and stock returns based on a review of current customer status and historical collection experience. At December 29, 2001 and December 30, 2000, management believes that it has provided sufficient reserves to address future collection uncertainties.

Inventories of $177.0 million at December 29, 2001 increased $32.8 million (22.8%) from $144.2 million at December 30, 2000. The increase in inventories relates primarily to Merrell® and Wolverine® brand products. A significant portion of the Merrell® increase was in-transit at year-end and is required to support expected 2002 customer orders. The Wolverine® brand inventories were core products purchased to support anticipated fourth quarter 2001 reorder business that did not materialize due to a warm winter and cautious retailers. As of December 29, 2001, the Company's backlog was 4.2% higher than the prior year's level. The Company values its inventory using actual costs on a last-in, first-out (LIFO) basis for the majority of its inventory and first-in, first-out (FIFO) basis for foreign, retail and certain other domestic inventories, less allowances to reflect the lower of cost or market. The Company reduces the value of its inventories to the lower of cost or market for unsaleable or obsolete inventories based upon assumptions about future demand and market conditions. Inventory quantities are verified at various times throughout the year by performing physical and perpetual inventory cycle count procedures.

Account payable of $28.4 million at December 29, 2001 increased $7.5 million (35.6%) over the $20.9 million balance at December 30, 2000, primarily due to increases in inventories as described above. Other accrued liabilities of $31.0 million at December 29, 2001 reflected a $3.1 million (11.3%) increase from the $27.9 million balance at December 30, 2000. The growth in other accrued liabilities was primarily attributable to an increase in income taxes payable that resulted from higher pre-tax income in 2001 compared to 2000.

Additions to property, plant and equipment were $11.3 million in 2001 compared to $12.0 million in 2000. Depreciation and amortization expense of $17.6 million in 2001 compares to $17.7 million in 2000.

The Company has a long-term revolving credit agreement that expires in May 2006 and allows for borrowings up to $150.0 million, of which $10.0 million pertains to the Company's Canadian subsidiary. Of the remaining $140.0 million facility available to the U.S. operations, $35.0 million may be utilized by the United Kingdom subsidiaries. The revolving credit facility is used to support working capital requirements. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the foreseeable future. Any excess cash flows from operations are expected to be used to pay down existing debt, fund growth initiatives and repurchase the Company's common stock.

Long-term debt, including current maturities, of $90.8 million at the end of 2001 decreased $1.4 million from the $92.2 million balance at the end of 2000. The decrease in debt was the result of improved operating cash flows that provided funds to pay down amounts borrowed. The Company had commercial letter-of-credit facilities outstanding and other related commitments of $30.8 million and $24.4 million at the end of 2001 and 2000, respectively.

Assets held for exchange in the amount of $5.7 million represent barter credits that were acquired in exchange for inventories in December of 1997. Such credits are redeemable through 2005 for a percentage of supplies purchased from certain vendors. The Company evaluates the recoverability of such assets on a quarterly basis and expects to utilize all available credits prior to their expiration. Barter credits of $2.2 million have been utilized through December 29, 2001.

The Company evaluates the carrying amounts of tangible and intangible assets annually to determine if they may be impaired. If the carrying amounts of these assets are not recoverable based upon an undiscounted cash flow analysis, they are reduced by the estimated shortfall of fair value compared to the recorded value. No impairment adjustments were recorded during 2001. Impairment losses of $1.1 million and $2.5 million were recognized as part of the realignment charges in 2000 and 1999, respectively.

The Company has significant pension benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. The Company is required to consider market conditions, including changes in interest rates, in selecting these assumptions. Pre-tax, non-cash charges resulting from the Company's defined benefit pension plans, excluding the effect of special termination gains and expenses, increased $0.3 million in 2001 when compared to 2000 due to market conditions and declining interest rates that affected asset values and the Company's discount rate. As a result of these factors, the Company anticipates that pre-tax, non-cash charges relating to defined benefit pension plans will increase by approximately $3.8 million in 2002.

Effective October 3, 2000, the Company's Board of Directors approved a common stock repurchase program authorizing the repurchase of up to 2.0 million shares of common stock over 24 months. The primary purpose of this stock repurchase program is to increase stockholder value. Total cumulative common shares repurchased under the program were 495,500 as of December 29, 2001. The Company intends to continue to repurchase shares of its common stock in open market transactions, from time to time, depending upon market conditions and other factors.

The Company declared dividends of $6.6 million in 2001, or $0.16 per share, which reflected a 14.6% increase over the $5.8 million, or $0.14 per share, declared in 2000. Additionally, shares issued under stock incentive plans provided cash of $3.9 million in 2001 compared to $0.2 million during 2000.

On January 16, 2002, the Company acquired, through a newly formed subsidiary, Wolverine Europe Limited, certain assets and assumed certain liabilities of the European CAT® footwear business from Overland Group Limited of London, England for cash and other consideration of $21.0 million, subject to certain post closing adjustments. On October 17, 2001, the Company acquired, through a newly formed subsidiary, Merrell Europe BV, assets from certain European distributors for cash and other consideration of $1.9 million. While subject to external factors, management believes that future net sales and other operating income could be positively impacted as a result of this acquisition activity. These acquisitions are discussed further in Note 12 to the consolidated financial statements.

The current ratio was 5.0 to 1.0 at year-end 2001 compared to 6.0 to 1.0 at year-end 2000. The Company's total debt to total capital ratio decreased to .20 to 1.0 in 2001 from .22 to 1.0 in 2000.

Market Risk

The Company has assets, liabilities and inventory purchase commitments outside of the United States that are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries is purchased in U.S. dollars and accordingly is not subject to exchange rate fluctuations. Similarly, revenues from products sold in foreign countries under licensing and distribution arrangements are denominated in U.S. dollars. As a result, the Company engages in forward foreign exchange and other similar contracts to reduce its economic exposure to changes in exchange rates on a limited basis because the associated risk is not considered significant.

The Company conducts wholesale operations outside of the United States in Europe and Canada where the functional currencies are primarily the British Pound, Canadian Dollar and euro. Accordingly, the Company could be subject to related currency exchange rate fluctuations in 2002 and beyond.

Assets and liabilities outside the United States are primarily located in Canada and the United Kingdom. The Company's investment in foreign subsidiaries with a functional currency other than the U.S. dollar are generally considered long-term. Accordingly, the Company does not hedge these net investments.

Because the Company markets, sells and licenses its products throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

The Company is exposed to changes in interest rates primarily as a result of its long-term debt requirements. The Company's interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve its objectives, the Company maintains substantially all fixed rate debt to take advantage of lower relative interest rates currently available and finances seasonal working capital needs with variable-rate debt. The Company has not historically utilized interest rate swaps or similar hedging arrangements to fix interest rates, but in 1998 entered into an interest rate lock agreement to fix the interest rate prior to the issuance of 6.5% senior notes in the amount of $75 million. The contract was settled in 1998 and resulted in a prepayment of $2.2 million that is being amortized over the term of the senior notes. The amortization of the prepayment creates an effective interest rate of 6.78% on the senior notes.

The following table provides principal cash flows and related interest rates of the Company's short- and long-term debt by fiscal year of maturity. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted average rates of the portfolio at the respective consolidated balance sheet dates.

	2001								2000	
	2002	2003	2004	2005	2006	There-after	Total	Fair Value	Total	Fair Value
	(Millions of Dollars, except percentages)									
Denominated in U.S. Dollars:										
Fixed rate	**$15.0**	**$15.0**	**$15.0**	**$10.7**	**$10.7**	**$21.5**	**$87.9**	**$88.2**	$92.1	$92.3
Average interest rate	**6.9%**	**6.9%**	**6.9%**	**6.5%**	**6.5%**	**6.5%**	**6.7%**	**—**	6.7%	—
Denominated in Canadian Dollars:										
Variable rate	—	—	—	—	—	—	—	—	$ 0.9	$ 0.9
Average interest rate	—	—	—	—	—	—	—	—	7.4%	—
Denominated in British Sterling:										
Variable rate	—	—	—	—	**$ 2.9**	—	**$ 2.9**	**$2.9**	—	—
Average interest rate	—	—	—	—	**4.8%**	—	**4.8%**	—	—	—

The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instruments.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations, The Operating Strategies and Growth Initiatives section of this Annual Report, the letter to the stockholders from the Chairman and the Chief Executive Officer and President, and other sections of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the footwear business, worldwide economics and the Company itself. Statements including, without limitation, those related to: future sales, earnings, margins, benefits from the sourcing and factory alignment and cash flows; expected economic returns; the ability to build and support profitable operations in Europe; expected level and success of advertising programs; expected penetration into distribution channels; the ability to reduce inventories; projected 2003 operating results; continued supply to the U.S. Military; anticipated product introductions or brand extensions; repurchases under the common stock repurchase program; sufficiency of credit facilities; expected excess cash flow; liquidity; capital resources and market risk are forward-looking statements. In addition, words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "should," "will," variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include, but are not limited to, uncertainties relating to changes in demand for the Company's products; changes in consumer preferences or spending patterns; the cost and availability of inventories, services, labor and equipment furnished to the Company; the cost and availability of contract manufacturers; the cost and availability of raw materials, including leather; the impact of competition and pricing by the Company's competitors; changes in government and regulatory policies; foreign currency fluctuations; changes in trading policies or import and export regulations; changes in interest rates, tax laws, duties, tariffs, quotas or applicable assessments; technological developments; changes in local, domestic or international economic and market conditions including the severity of the current slowdown in the U.S. economy; the size and growth of footwear markets; changes in the amount or severity of inclement weather; changes due to the growth of Internet commerce; popularity of particular designs and categories of footwear; the ability of the Company to manage and forecast its growth and inventories; the ability to secure and protect trademarks, patents and other intellectual property; integration of operations of newly acquired businesses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; the ability to retain rights to brands licensed by the Company; loss of significant customers; dependence on international distributors and licensees: the Company's ability to meet at-once orders; the risk of doing business in developing countries and economically volatile areas; uncertainties relating to the effect of the European Union's conversion to the euro; and domestic and international terrorism and war. These matters are representative of the Risk Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement. Historical operating results are not necessarily indicative of the results that may be expected in the future. The Risk Factors included here are not exhaustive. Other Risk Factors exist, and new Risk Factors emerge from time-to-time, that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, the Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Five-Year Operating and Financial Summary [1]

	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data and Percentages)				
Summary of Operations					
Net sales and other operating income	**$720,066**	$701,291	$665,576	$669,329	$665,125
Cost of products sold	**463,030**	477,318	445,232	443,727	451,231
Selling and administrative expenses	**182,178**	198,953	159,749	156,402	146,925
Interest expense (net)	**6,742**	9,909	10,346	7,279	4,610
Earnings before interest, taxes, depreciation, amortization, and nonrecurring charges	**92,910**	87,669	88,773	82,123	78,292
Income taxes	**23,307**	4,325	17,166	20,157	19,542
Net earnings	**45,240**	10,690	32,380	41,651	41,539
Percent of net sales and other operating income	**6.3%**	1.5%	4.9%	6.2%	6.2%
Cash dividends declared	**$ 6,643**	$ 5,797	$ 4,944	$ 4,621	$ 3,688
Shares used for computing earnings per share: [2][3]					
Basic	**40,738**	40,606	40,303	41,520	41,516
Diluted	**42,449**	41,795	41,486	42,952	43,464
Per share of common stock:					
Net earnings, as reported: [2][3]					
Basic	**$ 1.11**	$ .26	$ .80	$ 1.00	$ 1.00
Diluted	**1.07**	.26	.78	.97	.96
Nonrecurring charges	**—**	.71	.23	—	.05
Cash dividends declared [3]	**.16**	.14	.12	.11	.09
Stockholders' equity [3][4]	**8.24**	7.53	7.48	6.85	6.52
Financial Position at Year End					
Cash and cash equivalents	**$ 35,820**	$ 8,434	$ 1,446	$ 6,203	$ 5,768
Accounts receivable (net)	**152,330**	161,957	170,732	152,110	138,066
Inventories	**177,041**	144,192	168,011	167,039	143,834
Total current assets	**374,802**	325,086	349,301	340,978	303,861
Total current liabilities	**74,521**	54,004	48,539	51,268	64,895
Working capital	**300,281**	271,082	300,762	289,710	238,966
Property, plant and equipment (net)	**98,994**	102,665	116,283	111,135	90,331
Total assets	**543,678**	494,568	534,395	521,478	449,663
Short-term borrowings	**90**	896	148	6,546	3,251
Long-term debt	**90,848**	92,194	139,201	161,650	94,264
Stockholders' equity	**374,152**	337,238	332,105	300,320	282,430

Notes to Five-Year Operating and Financial Summary

1. *This summary should be read in conjunction with the consolidated financial statements and the notes thereto. In particular, see the discussion of the nonrecurring charges in Note 11 to the consolidated financial statements.*
2. *Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year after adjustment for nonvested common stock. Diluted earnings per share assume the exercise of dilutive stock options and the vesting of all outstanding common stock.*
3. *On April 17, 1997, the Company announced a three-for-two stock split on shares of common stock outstanding at May 2, 1997. All share and per share data have been adjusted for the increased shares resulting from the stock split.*
4. *Stockholders' equity per share is based on shares outstanding at year-end.*

Consolidated Balance Sheets

	As of Fiscal Year End	
	2001	2000
	(Thousands of Dollars)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 35,820**	$ 8,434
Accounts receivable, less allowances (2001 — $7,382; 2000 — $6,147)	**152,330**	161,957
Inventories:		
Finished products	**151,612**	114,855
Raw materials and work-in-process	**25,429**	29,337
	177,041	144,192
Deferred income taxes	**2,927**	4,032
Other current assets	**6,684**	6,471
Total current assets	**374,802**	325,086
Property, plant and equipment:		
Land	**1,105**	1,105
Buildings and improvements	**63,675**	63,286
Machinery and equipment	**114,018**	119,828
Software	**34,751**	32,524
	213,549	216,743
Less accumulated depreciation	**114,555**	114,078
	98,994	102,665
Other assets:		
Goodwill and other intangibles, less accumulated amortization (2001 — $5,814; 2000 — $4,545)	**14,957**	14,328
Cash surrender value of life insurance	**20,246**	18,307
Net prepaid pension costs	**23,511**	20,376
Assets held for exchange	**5,739**	6,881
Notes receivable	**2,366**	3,580
Other	**3,063**	3,345
	69,882	66,817
Total assets	**$543,678**	$494,568
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable	**$ 90**	$ 896
Accounts payable	**28,357**	20,907
Salaries, wages and other compensation	**8,758**	8,444
Income taxes	**6,376**	1,508
Taxes, other than income taxes	**2,908**	3,281
Other accrued expenses	**13,002**	14,652
Current maturities of long-term debt	**15,030**	4,316
Total current liabilities	**74,521**	54,004
Long-term debt, less current maturities	**75,818**	87,878
Deferred compensation	**6,283**	6,017
Deferred income taxes	**12,904**	9,431
Stockholders' equity:		
Common stock, $1 par value: authorized 80,000,000 shares; issued, including treasury shares: 2001 — 45,413,788 shares; 2000 — 44,785,009 shares	**45,414**	44,785
Additional paid-in capital	**86,771**	79,633
Retained earnings	**298,755**	260,158
Accumulated other comprehensive loss	**(4,109)**	(2,532)
Unearned compensation	**(4,649)**	(5,921)
Cost of shares in treasury: 2001 — 3,857,988 shares; 2000 — 3,232,172 shares	**(48,030)**	(38,885)
Total stockholders' equity	**374,152**	337,238
Total liabilities and stockholders' equity	**$543,678**	$494,568

( ) Denotes deduction.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Fiscal Year		
	2001	2000	1999
	(Thousands of Dollars, Except Per Share Data)		
Common Stock			
Balance at beginning of the year	**$ 44,785**	$ 44,426	$ 43,832
Common stock issued under stock incentive plans (2001 — 628,779 shares; 2000 — 358,687 shares; 1999 — 594,252 shares)	**629**	359	594
Balance at end of the year	**45,414**	44,785	44,426
Additional Paid-In Capital			
Balance at beginning of the year	**79,633**	76,752	72,825
Amounts associated with common stock issued under stock incentive plans:			
Proceeds over par value	**5,617**	2,839	3,776
Income tax benefits	**1,521**	42	151
Balance at end of the year	**86,771**	79,633	76,752
Retained Earnings			
Balance at beginning of the year	**260,158**	255,265	227,829
Net earnings	**45,240**	10,690	32,380
Cash dividends (2001 — $.16 per share; 2000 — $.14 per share; 1999 — $.12 per share)	**(6,643)**	(5,797)	(4,944)
Balance at end of the year	**298,755**	260,158	255,265
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of the year	**(2,532)**	(614)	(1,014)
Foreign currency translation adjustments	**(431)**	(1,918)	400
Minimum pension liability adjustment, net of taxes (2001 — $591)	**(1,146)**	—	—
Balance at end of the year	**(4,109)**	(2,532)	(614)
Unearned Compensation			
Balance at beginning of the year	**(5,921)**	(5,974)	(5,999)
Awards under stock incentive plans	**(2,107)**	(3,027)	(3,094)
Compensation expense	**3,379**	3,080	3,119
Balance at end of the year	**(4,649)**	(5,921)	(5,974)
Cost of Shares in Treasury			
Balance at beginning of the year	**(38,885)**	(37,750)	(37,153)
Common stock purchased for treasury (2001 — 625,816 shares; 2000 — 106,220 shares; 1999 — 58,775 shares)	**(9,145)**	(1,135)	(597)
Balance at end of the year	**(48,030)**	(38,885)	(37,750)
Total stockholders' equity at end of the year	**$374,152**	$337,238	$332,105
Comprehensive Income			
Net earnings	**$ 45,240**	$ 10,690	$ 32,380
Foreign currency translation adjustments	**(431)**	(1,918)	400
Minimum pension liability adjustment, net of taxes (2001 — $591)	**(1,146)**	—	—
Total comprehensive income	**$ 43,663**	$ 8,772	$ 32,780

( ) Denotes deduction.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year		
	2001	2000	1999
	(Thousands of Dollars, Except Per Share Data)		
Net sales and other operating income	**$720,066**	$701,291	$665,576
Cost and expenses:			
Cost of products sold	**463,030**	477,318	445,232
Selling and administrative expenses	**182,178**	198,953	159,749
Interest expense	**7,239**	10,281	11,074
Interest income	**(497)**	(372)	(728)
Other (income) expenses — net	**(431)**	96	703
	651,519	686,276	616,030
Earnings before income taxes	**68,547**	15,015	49,546
Income taxes	**23,307**	4,325	17,166
Net earnings	**$ 45,240**	$ 10,690	$ 32,380
Net earnings per share:			
Basic	**$ 1.11**	$ .26	$ .80
Diluted	**1.07**	.26	.78

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year		
	2001	2000	1999
		(Thousands of Dollars)	
Operating Activities			
Net earnings	**$ 45,240**	$ 10,690	$ 32,380
Adjustments necessary to reconcile net earnings to net cash provided by operating activities:			
Nonrecurring charges	**—**	45,050	14,000
Depreciation	**15,991**	16,495	13,763
Amortization	**1,630**	1,200	1,118
Deferred income taxes (credit)	**4,578**	(4,068)	9,597
Other	**(1,948)**	(3,483)	(292)
Changes in operating assets and liabilities:			
Accounts receivable	**9,178**	2,175	(20,822)
Inventories	**(31,655)**	11,678	(7,872)
Other operating assets	**2,425**	3,632	3,774
Accounts payable	**7,450**	655	2,388
Other operating liabilities	**1,046**	(13,055)	(820)
Net cash provided by operating activities	**53,935**	70,969	47,214
Investing Activities			
Business acquisitions, net of cash acquired	**(1,410)**	—	—
Additions to property, plant and equipment	**(11,298)**	(11,978)	(19,447)
Proceeds from the sale of property, plant and equipment	**46**	707	—
Other	**189**	268	437
Net cash used in investing activities	**(12,473)**	(11,003)	(19,010)
Financing Activities			
Proceeds from short-term borrowings	**6,706**	3,797	1,080
Payments of short-term debt	**(7,512)**	(3,049)	(7,478)
Proceeds from long-term borrowings	**113,972**	120,812	72,622
Payments of long-term debt	**(115,318)**	(167,819)	(95,071)
Cash dividends	**(6,643)**	(5,797)	(4,944)
Purchase of common stock for treasury	**(9,145)**	(1,135)	(597)
Proceeds from shares issued under stock incentive plans	**3,864**	213	1,427
Net cash used in financing activities	**(14,076)**	(52,978)	(32,961)
Increase (decrease) in cash and cash equivalents	**27,386**	6,988	(4,757)
Cash and cash equivalents at beginning of the year	**8,434**	1,446	6,203
Cash and cash equivalents at end of the year	**$ 35,820**	$ 8,434	$ 1,446
Other Cash Flow Information			
Interest paid	**$ 7,656**	$ 10,182	$ 11,619
Net income taxes paid (refund)	**7,854**	1,280	(186)

( ) Denotes reduction in cash and cash equivalents.
See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Wolverine World Wide, Inc. and its wholly owned subsidiaries (collectively, the Company). Upon consolidation, all intercompany accounts, transactions and profits have been eliminated.

FISCAL YEAR

The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest the end of December. Fiscal years presented herein include the 52-week periods ended December 29, 2001, December 30, 2000 and January 1, 2000.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products utilizing the Company's trademarks and brand names is recognized as earned based on the completion of stated contractual terms.

SHIPPING AND HANDLING COSTS

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue, while the related expenses incurred by the Company are recorded as cost of products sold in the consolidated statements of operations.

CASH EQUIVALENTS

All short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for certain domestic inventories. Foreign, retail and other domestic inventories are valued using methods approximating cost under the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost and include expenditures for new facilities, major renewals, betterments and software. Normal repairs and maintenance are expensed as incurred.

Depreciation of plant, equipment and software is computed using the straight-line method. The depreciable lives range from five to forty years for buildings and improvements, from three to ten years for machinery and equipment, and from three to ten years for software.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses and is amortized using the straight-line method over periods ranging up to fifteen years. Other intangibles consist primarily of trademarks, brand names and patents that are being amortized using the straight-line method over periods ranging from four to fifteen years. The Company reviews the carrying amounts of goodwill and other intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon an undiscounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective for the Company in fiscal 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests at least annually in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their contractual lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net earnings of approximately $800,000 ($0.02 per share) per year. The Company has performed the first of the required impairment tests of goodwill as of the first day of fiscal 2002 and has determined that the effect of these tests on the earnings and financial position of the Company will not be significant in 2002.

ASSETS HELD FOR EXCHANGE

Assets held for exchange represent barter credits that were acquired in exchange for inventories in December 1997. Such credits are redeemable through December 31, 2005 for a percentage of supplies purchased from certain vendors. The Company evaluates the recoverability of such assets on a quarterly basis and expects to utilize all available credits prior to their expiration.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations,* for the disposal of a segment of a business. SFAS No. 144 is effective for the Company in fiscal 2002. The Company will adopt SFAS No. 144 as of the first day of fiscal 2002 and does not expect that the adoption of this statement will have a significant impact on the Company's financial position or results of operations.

ADVERTISING COSTS

Advertising costs are expensed as incurred and totaled $29,757,000 in 2001, $27,514,000 in 2000 and $21,889,000 in 1999.

The Company provides sales incentives to retail customers in the form of a cooperative advertising program. Under this program, customers are reimbursed for Company approved advertising-related expenditures. Cooperative advertising dollars are expensed by the Company as earned by customers.

INCOME TAXES

The provision for income taxes is based on the earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the cumulative temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense (credit) is measured by the net change in deferred income tax assets and liabilities during the year.

EARNINGS PER SHARE

Basic earnings per share is computed based on weighted average shares of common stock outstanding during each year after adjustment for nonvested common stock issued under stock incentive plans. Diluted earnings per share assumes the exercise of dilutive stock options and the vesting of all common stock under restricted stock programs.

The following table sets forth the reconciliation of weighted average shares used in the computation of basic and diluted earnings per share:

	2001	2000	1999
Weighted average shares outstanding during the year	**41,571,272**	41,517,846	41,146,525
Adjustment for nonvested common stock	**(832,991)**	(911,412)	(843,849)
Denominator for basic earnings per share	**40,738,281**	40,606,434	40,302,676
Effect of dilutive stock options	**877,608**	277,316	339,909
Adjustment for nonvested common stock	**832,991**	911,412	843,849
Denominator for diluted earnings per share	**42,448,880**	41,795,162	41,486,434

Options to purchase 712,187 shares of common stock in 2001, 2,313,464 shares in 2000, and 1,651,494 shares in 1999 have not been included in the denominator for the computation of diluted earnings per share because related exercise prices were greater than the average market price for the period and, therefore, were antidilutive.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term debt. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 29, 2001, December 30, 2000 and January 1, 2000. Fair value was determined using discounted cash flow analyses and current interest rates for similar instruments. The Company does not hold or issue financial instruments for trading purposes.

In fiscal 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended by FASB Statement No. 137 and 138. The Statements require that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company utilizes limited foreign currency forward exchange contracts to manage the volatility associated with foreign currency purchases in the normal course of business. At December 29, 2001, foreign exchange contracts with a notional value of $9,000,000 were outstanding to purchase various currencies (principally U.S. dollars) with maturities ranging up to 180 days. These contracts were not designated as accounting hedges. The adoption of SFAS No. 133 did not have a material effect on the Company's 2001 net earnings or financial position.

The Company does not require collateral or other security on trade accounts receivable.

The earnings associated with the Company's investment in its foreign subsidiaries are considered to be permanently invested. Accordingly, no provision for income taxes has been provided.

COMPREHENSIVE INCOME

Comprehensive income represents net earnings and any revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net earnings and recognized directly as a component of stockholders' equity.

RECLASSIFICATIONS

Certain amounts previously reported in 2000 and 1999 have been reclassified to conform with the presentation used in 2001.

2. Inventories

Inventories of $119,092,000 at December 29, 2001 and $110,986,000 at December 30, 2000 have been valued using the LIFO method. If the FIFO method had been used, inventories would have been $9,633,000 and $11,743,000 higher than reported at December 29, 2001 and December 30, 2000, respectively.

3. Debt

Long-term debt consists of the following obligations:

	2001	2000
	(Thousands of Dollars)	
6.5% senior notes payable	**$75,000**	$75,000
7.81% senior notes payable to insurance companies	**12,857**	17,143
Revolving credit obligations	**2,903**	—
Other	**88**	51
	90,848	92,194
Less current maturities	**15,030**	4,316
	$75,818	$87,878

The 6.5% unsecured senior notes payable require payments of interest only through December 8, 2002, at which time annual principal payments of $10,714,000 become due through the maturity date of December 8, 2008. In connection with the issuance of these senior notes, the Company entered into an interest rate lock agreement with a bank that was settled in 1998 and resulted in a prepayment of $2,200,000. This prepayment is being amortized over the term of the notes using the effective interest method.

The 7.81% unsecured senior notes payable to insurance companies require equal annual principal payments of $4,285,000 through 2003, with the balance due on August 15, 2004.

The Company has an unsecured revolving credit agreement that allows for borrowings up to $150,000,000 ($182,126,000 in 2000), of which $10,000,000 ($6,670,000 in 2000) pertains to the Company's Canadian subsidiary. Of the remaining $140,000,000 facility available to the U. S. operations, $35,000,000 ($10,456,000 in 2000) may by utilized by the United Kingdom subsidiaries. This agreement requires that interest be paid at a variable rate based on LIBOR and expires in May 2006.

The Company had commercial letters-of-credit outstanding and other related commitments of $30,751,000 and $24,354,000 at December 29, 2001 and December 30, 2000, respectively.

The long-term loan agreements contain restrictive covenants which, among other things, require the Company to maintain certain financial ratios and minimum levels of tangible net worth. At December 29, 2001, unrestricted retained earnings were $66,055,000. The agreements also impose restrictions on securing additional debt, sale and merger transactions and the disposition of significant assets.

Principal maturities of long-term debt during the four years subsequent to 2002 are as follows: 2003 — $15,020,000; 2004 — $15,015,000; 2005 — $10,728,000; 2006 — $13,627,000.

Interest costs of $427,000 in 2001, $286,000 in 2000 and $563,000 in 1999 were capitalized in connection with various capital improvement and computer hardware and software installation projects.

4. Leases

The Company leases machinery, transportation equipment and certain warehouse and retail store space under operating lease agreements that expire at various dates through 2012. At December 29, 2001, minimum rental payments due under all noncancelable leases are as follows: 2002 — $7,896,000; 2003 — $6,545,000; 2004 — $5,543,000; 2005 — $4,514,000; 2006 — $3,784,000; thereafter — $11,152,000.

Rental expense under all operating leases consisted primarily of minimum rentals and totaled $10,105,000 in 2001, $10,845,000 in 2000 and $10,249,000 in 1999.

5. Capital Stock

The Company has 2,000,000 authorized shares of $1 par value preferred stock, of which none is issued or outstanding.

The Company has a preferred stock rights plan that is designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. One right is associated with each share of common stock currently outstanding. The rights trade with the common stock and become exercisable only upon the occurrence of certain triggering events. Each right, when exercisable, will entitle the holder to purchase one one-hundredth of a share of Series B junior participating preferred stock for $120. The Company has designated 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance under the Company's preferred stock rights plan. Upon issuance for reasons other than liquidation, each share of Series B junior participating preferred stock will have 100 votes and a preferential quarterly dividend equal to the greater of $21 per share or 100 times the dividend declared on common stock.

In the event that the Company is a party to a merger or other business combination, regardless of whether the Company is the surviving corporation, right holders other than the party to the merger will be entitled to receive common stock of the surviving corporation worth twice the exercise price of the rights. The plan also provides for protection against self-dealing transactions by a 15% stockholder or the activities of an adverse person (as defined). The Company may redeem the rights for $.01 each at any time prior to a person being designated as an adverse person or fifteen days after a triggering event. Unless redeemed earlier, all rights expire on May 7, 2007. The Board of Directors can elect to exclude certain transactions from triggering the exercise of preferred stock rights and other actions under the plan.

The Company has stock incentive plans under which options to purchase shares of common stock may be granted to officers, other key employees and nonemployee directors. Options granted are exercisable over ten years and vest over various periods. All unexercised options are available for future grant upon their cancellation.

A summary of the transactions under the stock option plans is as follows:

	Shares Under Options	Weighted-Average Option Price
Outstanding at January 2, 1999	2,398,451	$ 14.82
Granted	967,592	9.94
Exercised	(264,334)	10.33
Cancelled	(60,708)	13.62
Outstanding at January 1, 2000	3,041,001	13.95
Granted	857,709	11.05
Exercised	(78,394)	11.80
Cancelled	(69,651)	13.32
Outstanding at December 30, 2000	3,750,665	13.49
Granted	**900,229**	**15.47**
Exercised	**(643,035)**	**10.26**
Cancelled	**(26,595)**	**16.68**
Outstanding at December 29, 2001	**3,981,264**	**$14.48**

Shares available for grant under the stock option plans were 2,036,327 at December 29, 2001, 825,884 at December 30, 2000 and 1,894,747 at January 1, 2000.

The weighted-average fair value for the options granted was $6.57 in 2001, $4.84 in 2000 and $4.13 in 1999.

The exercise prices of options outstanding at December 29, 2001 range from $1.98 to $30.56. A summary of stock options outstanding at December 29, 2001 by range of option price is as follows:

	Number of Options		Weighted-Average Option Price		Weighted-Average Remaining
	Outstanding	Exercisable	Outstanding	Exercisable	Contractual Life
Less than $10	**836,248**	**679,751**	**$ 8.59**	**$ 8.35**	**5.3 years**
$10 to $20	**2,534,834**	**1,785,913**	**13.63**	**13.73**	**7.3 years**
Greater than $20	**610,182**	**610,182**	**25.74**	**25.74**	**5.0 years**
	3,981,264	**3,075,846**	**$14.40**	**$14.90**	**6.5 years**

The number of options exercisable at December 30, 2000 and January 1, 2000 totaled 2,711,858 and 2,066,411, respectively.

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, in accounting for its stock incentive plans because the alternative fair value accounting provided under SFAS No.123, *Accounting for Stock-Based Compensation,* requires the use of option valuation models that were not specifically developed for valuing the types of stock incentive plans maintained by the Company. Under APB Opinion No. 25, compensation expense is recognized when the market price of the underlying stock award on the date of grant exceeds any related exercise price.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock awards using the fair value method. The fair value of these awards was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.6% (6.1% in 2000 and 5.3% in 1999); dividend yield of 1.0% (0.5% in 2000 and 1999); expected market price volatility factor of 0.515 (0.495 in 2000 and 0.47 in 1999); and an expected option life of four years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting provisions and are fully transferable. In addition, the model requires input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from traded options and the input assumptions can materially affect the estimate of fair value, management believes that the Black-Scholes option model does not necessarily provide a reliable measure of the fair value of the Company's stock options.

For purposes of pro forma disclosures, the estimated fair values of stock options are amortized to expense over the related vesting periods. The Company's pro forma information under SFAS No. 123 is as follows:

	2001	2000	1999
	(Thousands of Dollars, Except Per Share Data)		
Pro forma net earnings	$40,148	$6,459	$28,750
Pro forma net earnings per share:			
Basic	$ .99	$ .16	$ .71
Diluted	.96	.16	.70

The Company also has stock award plans for officers and other key employees. Common stock issued under these plans is subject to certain restrictions, including a prohibition against any sale, transfer or other disposition by the officer or employee (except for certain transfers for estate planning purposes for certain officers), and a requirement to forfeit the award upon termination of employment. These restrictions lapse over a three- to five-year period from the date of the award. Shares aggregating 154,250 in 2001, 286,890 in 2000 and 340,665 in 1999 were awarded under these plans. The weighted-average grant date fair value was $15.11 in 2001, $10.95 in 2000 and $10.02 in 1999 for the shares awarded. Rights to awards were cancelled for 10,288 shares in 2001 and 11,956 shares in 1999 (there were no rights to awards cancelled in 2000). The market value of the shares awarded is recognized as unearned compensation in the consolidated statements of stockholders' equity and is amortized to operations over the vesting period.

6. Retirement Plans

The Company has noncontributory, defined benefit pension plans covering a majority of its domestic employees. The Company's principal defined benefit pension plan provides benefits based on the employees' years of service and final average earnings (as defined), while the other plans provide benefits at a fixed rate per year of service. The Company intends to annually contribute amounts deemed necessary to maintain the plans on a sound actuarial basis.

The Company has a Supplemental Executive Retirement Plan (SERP) for certain current and former employees that entitles them to receive payments from the Company following retirement based on the employees' years of service and final average earnings (as defined). Under the SERP, the employees are eligible for reduced benefits upon early retirement. The Company also has individual deferred compensation agreements with certain former employees that entitle them to receive payments from the Company for a period of fifteen to eighteen years following retirement. The Company maintains life insurance policies with a cash surrender value of $20,062,000 at December 29, 2001 and $18,124,000 at December 30, 2000 that are intended to fund deferred compensation benefits under the SERP and deferred compensation agreements.

The Company has a defined contribution money accumulation plan covering substantially all employees that provides for Company contributions based on earnings. This plan is combined with the principal defined benefit pension plan for funding purposes. Contributions to the money accumulation plan were $1,400,000 in 2001, $1,570,000 in 2000 and $1,500,000 in 1999.

The following summarizes the status of and changes in the Company's pension assets and related obligations for its defined benefit pension plans:

	September 30 2001	September 30 2000
	(Thousands of Dollars)	
Pension assets at fair value, including assets for underfunded plans of $6,965 in 2001 and $491 in 2000	$ 114,392	$134,815
Projected benefit obligation on services rendered to date for funded defined benefit plans, including underfunded plan amounts of $8,787 in 2001 and $853 in 2000	(105,315)	(94,300)
Net pension assets of funded defined benefit plans	9,077	40,515
Nonqualified trust assets (cash surrender value of life insurance) recorded in other assets and intended to satisfy the projected benefit obligation of unfunded supplemental employee retirement plans	13,715	11,988
Projected benefit obligation on services rendered to date for unfunded supplemental employee retirement plans	(14,022)	(10,530)
Net assets (liabilities) for nonqualified supplemental employee retirement plans	(307)	1,458
Net pension and nonqualified trust assets	$ 8,770	$ 41,973
Components of net pension assets:		
Prepaid pension costs	$ 33,567	$ 29,205
Accrued pension liability	(15,428)	(10,351)
Intangible asset	3,075	600
Accumulated other comprehensive income	1,737	—
Net amounts recognized in balance sheets	22,951	19,454
Unrecognized amounts, net of amortization:		
Transition assets	27	53
Prior service costs	(5,619)	(5,667)
Net experience gains (losses)	(22,304)	16,145
Nonqualified trust assets	13,715	11,988
Net pension and nonqualified trust assets	$ 8,770	$ 41,973
Change in fair value of pension assets:		
Fair value of pension assets at beginning of the year	$ 134,815	$120,110
Actual net investment income (loss)	(13,895)	19,255
Company contributions	1,145	1,008
Benefits paid to plan participants	(7,673)	(5,558)
Fair value of pension assets at end of the year	$ 114,392	$134,815
Change in projected benefit obligations:		
Projected benefit obligations at beginning of the year	$ 104,830	$ 98,490
Service cost pertaining to benefits earned during the year	3,753	4,459
Interest cost on projected benefit obligations	8,457	7,841
Effect of changes in actuarial assumptions	885	339
Actuarial (gains) losses	8,911	(3,275)
Curtailment gain	—	(667)
Special termination benefits	174	3,201
Benefits paid to plan participants	(7,673)	(5,558)
Projected benefit obligations at end of the year	$ 119,337	$104,830

The following is a summary of net pension income (expense) recognized by the Company:

	2001	2000	1999
		(Thousands of Dollars)	
Service cost pertaining to benefits earned during the year	$(3,753)	$(4,459)	$(4,571)
Interest cost on projected benefit obligations	(8,457)	(7,841)	(7,186)
Expected return on pension assets	13,310	12,526	11,944
Net amortization	1,427	1,544	3,078
Curtailment gain	—	667	—
Special termination benefits	(174)	(3,201)	—
Net pension income (expense)	$ 2,353	$ (764)	$ 3,265

Pension income for qualified retirement plans excluding the effect of special termination gains and expenses was $4,040,000 in 2001, $4,349,000 in 2000 and $6,243,000 in 1999.

In connection with the realignment of its manufacturing operations in 2000 described in Note 11, certain of the Company's pension plans were amended to provide early retirement benefits. Special termination benefit costs of $174,000 and $3,201,000 in 2001 and 2000, respectively, and a curtailment gain of $667,000 in 2000 were recorded as a result of these changes in scheduled benefits.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.55% and 4.5%, respectively, in 2001 and 8.1% and 4.5%, respectively, in 2000. The expected long-term return on plan assets was 10% in each year.

Plan assets were invested in listed equity securities (71%), fixed income funds (20%) and short-term and other investments (9%). Equity securities include 688,512 shares of the Company's common stock with a fair value of $9,254,000 at September 30, 2001. Dividends paid per share of the Company's common stock were $.16 in 2001, $.14 in 2000 and $.12 in 1999.

7. Income Taxes

The provisions for income taxes consist of the following:

	2001	2000	1999
		(Thousands of Dollars)	
Currently payable:			
Federal	$17,147	$ 7,463	$ 5,645
State and foreign	991	930	1,924
Deferred (credit)	5,169	(4,068)	9,597
	$23,307	$ 4,325	$17,166

A reconciliation of the Company's total income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to earnings before income taxes is as follows:

	2001	2000	1999
		(Thousands of Dollars)	
Income taxes at statutory rate	$23,991	$ 5,255	$17,341
State income taxes, net of federal income tax reduction	460	(20)	667
Nontaxable earnings of foreign affiliates	(1,518)	(1,916)	(1,729)
Foreign earnings (losses) taxed at rates differing from the U.S. statutory rate	(84)	163	220
Other	458	843	667
	$23,307	$ 4,325	$17,166

Significant components of the Company's deferred income tax assets and liabilities as of the end of 2001 and 2000 are as follows:

	2001	2000
	(Thousands of Dollars)	
Deferred income tax assets:		
Accounts receivable and inventory valuation allowances	$ 1,712	$ 991
Deferred compensation accruals	1,597	2,590
Other amounts not deductible until paid	4,446	5,120
Total deferred income tax assets	7,755	8,701
Deferred income tax liabilities:		
Tax over book depreciation	(8,940)	(6,867)
Prepaid pension costs	(7,882)	(6,170)
Unremitted earnings of Puerto Rican subsidiary	(792)	(918)
Other	(118)	(145)
Total deferred income tax liabilities	(17,732)	(14,100)
Net deferred income tax liabilities	$ (9,977)	$ (5,399)

The Company has provided for all taxes that would be payable if accumulated earnings of its Puerto Rican subsidiary were distributed. Similar taxes on the unremitted earnings of the Company's foreign affiliates have not been provided as such earnings are considered permanently invested. The additional taxes that would be payable if unremitted earnings of its foreign affiliates were distributed approximated $11,338,000 at December 29, 2001 and $9,909,000 at December 30, 2000.

8. Litigation and Contingencies

The Company is involved in various environmental claims and other legal actions arising in the normal course of business. The environmental claims include sites where the Environmental Protection Agency has notified the Company that it is a potentially responsible party with respect to environmental remediation. These remediation claims are subject to ongoing environmental impact studies, assessment of remediation alternatives, allocation of cost between responsible parties and concurrence by regulatory authorities and have not yet advanced to a stage where the Company's liability is fixed. However, after taking into consideration legal counsel's evaluation of all actions and claims against the Company, management is currently of the opinion that their outcome will not have a significant effect on the Company's consolidated financial position or future results of operations.

9. Business Segments

The Company has one reportable segment that is engaged in the manufacture and marketing of branded footwear, including casual shoes, slippers, moccasins, dress shoes, boots, uniform shoes, work shoes and performance outdoor footwear, to the retail sector. Revenues of this segment are derived from the sale of branded footwear products to external customers and the Company's retail division as well as royalty income from the licensing of the Company's trademarks and brand names to licensees and distributors. The business units comprising the branded footwear segment manufacture or source, market and distribute products in a similar manner. Branded footwear is distributed through wholesale channels and under licensing and distributor arrangements.

The other business units in the following tables consist of the Company's retail, apparel and accessory licensing, tannery and pigskin procurement operations. The Company operated 64 domestic retail stores at December 29, 2001 that sell Company-manufactured and sourced products, as well as footwear manufactured by unaffiliated companies. The other business units distribute products through retail and wholesale channels.

The Company measures segment profits as earnings before income taxes. The accounting policies used to determine profitability and total assets of the branded footwear and other business segments are the same as disclosed in Note 1.

Business segment information is as follows:

	Branded Footwear	Other Businesses	Corporate	Consolidated
	2001			
	(Thousands of Dollars)			
Net sales and other operating income from external customers	**$644,793**	**$75,273**	**$ —**	**$720,066**
Intersegment sales	**19,599**	**4,632**	**—**	**24,231**
Interest expense (net)	**11,939**	**1,273**	**(6,470)**	**6,742**
Depreciation expense	**5,445**	**2,295**	**8,251**	**15,991**
Earnings (loss) before income taxes	**68,086**	**5,887**	**(5,426)**	**68,547**
Assets	**355,045**	**45,165**	**143,468**	**543,678**
Additions to property, plant and equipment	**2,001**	**3,553**	**5,744**	**11,298**
	2000			
Net sales and other operating income from external customers	$ 622,829	$ 78,462	$ —	$ 701,291
Intersegment sales	17,617	5,503	—	23,120
Interest expense (net)	13,561	1,296	(4,948)	9,909
Depreciation expense	7,106	2,141	7,248	16,495
Nonrecurring charges	45,050	—	—	45,050
Earnings (loss) before income taxes	9,918	7,555	(2,458)	15,015
Assets	346,235	37,546	110,787	494,568
Additions to property, plant and equipment	3,156	5,062	3,760	11,978
	1999			
Net sales and other operating income from external customers	$ 590,906	$ 74,670	$ —	$ 665,576
Intersegment sales	16,567	5,563	—	22,130
Interest expense (net)	13,736	1,539	(4,929)	10,346
Depreciation expense	7,524	1,459	4,780	13,763
Nonrecurring charges	14,000	—	—	14,000
Earnings (loss) before income taxes	39,423	11,210	(1,087)	49,546
Assets	391,447	34,038	108,910	534,395
Additions to property, plant and equipment	4,967	1,684	12,796	19,447

Geographic information, based on shipping destination, related to net sales and other operating income included in the consolidated statements of operations is as follows:

	2001	2000	1999
	(Thousands of Dollars)		
United States	**$617,711**	$598,115	$564,374
Foreign countries:			
Europe	**50,115**	54,555	60,274
Canada	**34,221**	30,766	25,698
Central and South America	**7,764**	7,852	8,347
Asia	**6,356**	7,274	5,029
Middle East and Russia	**3,899**	2,729	1,854
	102,355	103,176	101,202
	$720,066	$701,291	$665,576

The Company's long-lived assets (primarily intangible assets and property, plant and equipment) are as follows:

	2001	2000	1999
		(Thousands of Dollars)	
United States	$155,731	$157,291	$165,203
Foreign countries	13,144	12,191	19,891

The Company does not believe that it is dependent upon any single customer, since none accounts for more than 10% of consolidated net sales and other operating income.

No product groups, other than footwear, account for more than 10% of consolidated net sales and other operating income. Revenues derived from the sale and licensing of footwear accounted for over 90% of net sales and other operating income in 2001, 2000 and 1999.

Approximately 16% of the Company's employees are subject to bargaining unit contracts extending through various dates to 2004.

10. Quarterly Results of Operations (unaudited)

The Company generally reports its quarterly results of operations on the basis of 12-week periods for each of the first three quarters and a 16- or 17-week period for the fourth quarter.

The Company's unaudited quarterly results of operations are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		2001		
		(Thousands of Dollars, Except Per Share Data)		
Net sales and other operating income	$158,223	$151,699	$186,175	$223,969
Gross margin	53,326	55,269	67,798	80,643
Net earnings	5,980	8,858	14,364	16,038
Net earnings per share:				
Basic	$ .15	$ .22	$ .35	$ .39
Diluted	.14	.21	.34	.38
		2000		
Net sales and other operating income	$ 147,370	$ 140,558	$ 175,529	$ 237,834
Gross margin	48,893	48,198	47,033	79,849
Net earnings (loss)	4,795	7,595	(15,480)	13,780
Net earnings (loss) per share:				
Basic	$ .12	$ .19	$ (.38)	$ .33
Diluted	.12	.18	(.37)	.33

As discussed in Note 11, the third and fourth quarters of 2000 were adversely affected by realignment and other nonrecurring charges totaling $0.71 per share.

Adjustments in the fourth quarter primarily relating to inventories resulted in an increase in net earnings of $1,435,000 ($0.03 per share) in 2001 and a decrease of $685,000 ($0.02 per share) in 2000.

11. Nonrecurring Charges

On July 12, 2000, the Company announced a strategic realignment of its global sourcing and manufacturing operations. In connection with this realignment, the Company decided to close five of its manufacturing facilities in New York, Missouri, Canada, Puerto Rico and Costa Rica, eliminate certain footwear product offerings and related raw material inventories, reduce administrative support services and incur other nonrecurring expenses. Workforce reductions totaling 1,391 employees occurred in the areas of manufacturing (1,272), general management (28) and administrative support (91). The realignment activities were primarily completed in the third and fourth quarters of 2000 and the first half of 2001. Remaining liabilities associated with the sourcing realignment primarily include pension benefits for certain terminated employees of $2,634,000 to be paid during their retirement and lease termination costs of $111,000 that are payable through 2004.

The following table summarizes the sourcing realignment, impairment and other nonrecurring pre-tax charges recorded in the consolidated statement of operations in 2000 (thousands of dollars):

Sourcing realignment charges:	
Severance and related costs	$11,723
Inventories	12,141
Other exit costs	4,263
	28,127
Impairment charges:	
Property, plant and equipment	8,126
Goodwill	1,077
	9,203
Other nonrecurring charges	7,720
	$45,050

Severance and related costs associated with the sourcing realignment included involuntary and voluntary employee termination expenses. Inventory charges represented the write-down to net realizable value of raw materials that are no longer used in production and certain finished footwear products that were discontinued as part of the realignment plan. Other exit costs primarily represented expenses required under contractual arrangements that have or are expected to be incurred prior to their estimated disposal dates.

Impairment charges consisted of write-downs of property, plant and equipment to their fair values less costs to sell, costs to close and reconfigure manufacturing facilities, and the write-off of goodwill previously recorded in connection with the purchase of the Company's Costa Rican operation.

Other nonrecurring charges pertained to one-time costs that were expensed as incurred and consisted primarily of the write-off of amounts for customer chargebacks and other deductions that the Company previously expected to collect, but will no longer pursue.

Within the consolidated statements of operations for 2000, cost of products sold, selling and administrative expenses and other expenses included $15,036,000, $29,589,000 and $425,000, respectively, for the sourcing realignment and other nonrecurring charges. These charges resulted in a $0.71 per share reduction of net earnings in 2000.

The following table summarizes the activity and remaining liabilities associated with the sourcing realignment at December 29, 2001 and December 30, 2000, and for the fiscal years then ended (thousands of dollars):

	Severance and Related Costs	Inventories	Other Exit Costs	Total
Amounts recognized as charges in the consolidated statement of operations	$11,723	$ 12,141	$ 4,263	$ 28,127
Disposal of inventories	—	(11,024)	—	(11,024)
Payments	(5,720)	—	(1,871)	(7,591)
Balance at December 30, 2000	6,003	1,117	2,392	9,512
Changes in amounts recognized	680	1,114	15	1,809
Disposal of inventories	—	(2,231)	—	(2,231)
Payments	(4,049)	—	(2,209)	(6,258)
Balance at December 29, 2001	$ 2,634	$ —	$ 198	$ 2,832

As a result of the significant deterioration in Russian economic and political conditions, the Company approved a plan in the second quarter of 1999 to close its Russian wholesale footwear business. In connection with the closure, the Company recorded a nonrecurring, pre-tax charge to earnings of $14,000,000, of which $6,900,000 was reflected as a write-down in cost of products sold for inventory, $6,600,000 was recognized in selling and administrative expenses for goodwill impairment, bad debt, severance, and other exit costs, and $500,000 was recorded in other expenses. The charge resulted in a reduction of net earnings of $0.23 per share. The closure was complete as of the end of 1999.

12. Business Acquisitions

On January 16, 2002, the Company announced the establishment of a new subsidiary to operate the CAT® footwear business in the European market. This new entity, Wolverine Europe Limited, purchased assets of the European CAT® footwear business consisting of accounts receivable, inventory and fixed assets totaling approximately $21,000,000 from Overland Group Limited of London, England and assumed liabilities of approximately $14,000,000. Cash and other consideration of $21,000,000, subject to certain post closing adjustments, was remitted for the acquisition, resulting in goodwill of approximately $14,000,000. The former owner of Overland Group Limited will be a minority stockholder in the new subsidiary. The markets served directly by Wolverine Europe Limited will include Austria, France, Germany, Ireland, The Netherlands and the United Kingdom. Wolverine Europe Limited will also coordinate and support other European markets served by independently-owned distributors.

In October 2001, the Company expanded its owned Merrell® operations in the United Kingdom to cover the additional countries of Austria, Belgium, France, Germany, Luxembourg, The Netherlands and Spain. A new subsidiary, Merrell® Europe BV, was formed to direct the operations of these additional countries. Assets consisting primarily of inventory and fixed assets totaling $1,194,000 were acquired from certain former Merrell® distributors for cash and assumed liabilities of $1,858,000. Goodwill of $664,000 was recognized as of the purchase date. Consolidated proforma net sales and other operating income and net earnings for 2001 assuming the transaction occurred at the beginning of the year are not materially different from reported amounts.

Report of Independent Auditors

BOARD OF DIRECTORS AND STOCKHOLDERS
WOLVERINE WORLD WIDE, INC.

We have audited the accompanying consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of stockholders' equity and comprehensive income, operations and cash flows for each of the three fiscal years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolverine World Wide, Inc. and subsidiaries at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Grand Rapids, Michigan
February 5, 2002

Directors



GEOFFREY B. BLOOM
Chairman of the Board of the Company



DANIEL T. CARROLL
Chairman, The Carroll Group
(management consulting firm)



DONALD V. FITES
Retired Chairman and CEO
of Caterpillar Inc.
(equipment and engine manufacturer)



ALBERTO L. GRIMOLDI
Chairman, Grimoldi, S.A.
(shoe manufacturer and retailer in Argentina)



DAVID T. KOLLAT
President and Chairman, 22, Inc.
(research and management consulting firm)



PHILLIP D. MATTHEWS
Lead Director of the Board
of the Company and
Chairman, Worldwide Restaurant
Concepts, Inc. *(national restaurant chain)*



DAVID P. MEHNEY
President, The KMW Group, Inc.
(medical and marine products distributor)



TIMOTHY J. O'DONOVAN
Chief Executive Officer and
President of the Company



JOSEPH A. PARINI
Chairman and Officer, EFW, Inc.
(designer and manufacturer of avionics systems)



JOAN PARKER
Senior Partner, J. Walter Thompson
(international advertising firm)



ELIZABETH A. SANDERS
Principal, The Sanders Partnership
(management consulting firm)



PAUL D. SCHRAGE
Retired Senior Executive Vice President
and Chief Marketing Officer of
McDonald's Corporation
(restaurant operator and franchisor)

Executive Officers

GEOFFREY B. BLOOM
Chairman of the Board

STEVEN M. DUFFY
Executive Vice President

V. DEAN ESTES
Vice President

STEPHEN L. GULIS, JR.
Executive Vice President,
Chief Financial Officer and Treasurer

BLAKE W. KRUEGER
Executive Vice President,
General Counsel and Secretary

TIMOTHY J. O'DONOVAN
Chief Executive Officer and President

NICHOLAS P. OTTENWESS
Vice President of Finance and
Corporate Controller

ROBERT J. SEDROWSKI
Vice President of Human Resources

JAMES D. ZWIERS
Associate General Counsel and
Assistant Secretary

Corporate Information

FORM 10-K REPORT

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2001, including the consolidated financial statements and financial statement schedules, may be obtained by any stockholder without charge by writing Blake W. Krueger, Executive Vice President, General Counsel and Secretary, 9341 Courtland Drive, Rockford, Michigan 49351 or by accessing the Company's website.

ANNUAL MEETING

The annual meeting of stockholders will be held at the Corporate Headquarters of Wolverine World Wide, Inc., 9341 Courtland Drive, Rockford, Michigan on Thursday, April 25, 2002 at 10:00 a.m.

CORPORATE HEADQUARTERS

9341 Courtland Drive
Rockford, Michigan 49351
Telephone (616) 866-5500

COMPANY WEBSITE

wolverineworldwide.com

COMMON STOCK LISTINGS

New York Stock Exchange
Pacific Exchange
(Symbol: **WWW**)

REGISTRAR AND TRANSFER AGENT

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone (800) 622-6757

INVESTOR RELATIONS

Stephen L. Gulis, Jr.,
Executive Vice President,
Chief Financial Officer and Treasurer
9341 Courtland Drive
Rockford, Michigan 49351
Telephone (616) 866-5570

AUDITORS

Ernst & Young LLP
Grand Rapids, Michigan

Design: Pangborn Design, Ltd., Detroit

SPECIAL OFFER FOR STOCKHOLDERS

From its bricks and mortar beginning, our fun and friendly retail concept is available to the online shopper through *upfootgear.com*.

Over the past several years the Company's investment in consumer-focused web-based operations has grown exponentially. From simple beginnings as an informational tool for investors, we have rolled out websites for all of our major brands including: CAT®, Bates®, Wolverine®, Merrell® and Hush Puppies®. Our central consumer-direct site is ***upfootgear.com*** where many of our products are showcased.

We invite you to enjoy an online shopping trip to ***upfootgear.com*** where, as a stockholder, you can take advantage of a special pricing offer on the purchase of Company branded products. To learn about this special offer, simply do the following:

- click on the stockholder's offer icon on the ***upfootgear.com*** home page
- when you check out, enter this promotional code **18-UPROX4U** and a special discount will be applied

WOLVERINE WORLD WIDE, INC.

9341 Courtland Drive / Rockford, Michigan 49351
616.866.5500 / www.wolverineworldwide.com